--------------------------------------------------------------------------------
--------------------------------------------------------------------------------




                         FAIRFIELD SAVINGS BANK, F.S.B.
                              Long Grove, Illinois






                              CONVERSION VALUATION
                                APPRAISAL REPORT






                                     AS OF:
                                SEPTEMBER 6, 1996






                                  PREPARED BY:
                          CAPITAL RESOURCES GROUP, INC.
                           1211 CONNECTICUT AVENUE, NW
                                    SUITE 200
                             WASHINGTON, D.C.  20036


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  [LETTERHEAD]

                                        September 6, 1996



Board of Directors
Fairfield Savings Bank, F.S. B.
1190 RFD
Long Grove, Illinois  60047-7304


Dear Board Members:

     At your request, we hereby provide an independent appraisal of the estimated pro forma market value of the common stock of Big Foot Financial Corp. ("Holding Company") to be issued upon conversion of Fairfield Savings Bank, F.S.
B. ("Fairfield" or the "Bank") from a mutual to stock form and upon the issuance of the Bank's common stock to the Holding Company, a newly formed corporation which is a unitary savings and loan holding company. It is anticipated that, initially, the sole subsidiary of the Holding Company will be the Bank. This appraisal is furnished pursuant to the requirements of Regulation 563b.7 and the "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS").

     Capital Resources Group, Inc. ("CRG") is an investment banking and financial consulting firm that specializes in financial valuations and analyses of business enterprises and securities. The background and experience of CRG is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Bank.

     In preparing our appraisal, we have reviewed Fairfield's Application for Approval of Conversion, including the Proxy Statement, as filed with the OTS.
We have conducted an analysis of the Bank that has included discussions with the Bank's management, with KPMG Peat Marwick LLP, the Bank's independent auditor, and with the firm of Thacher Proffitt & Wood, the Bank's conversion counsel. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable; however, we cannot guarantee the accuracy and completeness of such information.

     We investigated the competitive environment within which Fairfield operates and have assessed the Bank's relative strengths and weaknesses. Our analysis included an examination of the potential effects of conversion on Fairfield's operating characteristics and financial performance as they related to the pro forma market value of the Holding Company. We also have reviewed, among other things, the economy in Fairfield's primary market area and have compared the Bank's financial performance and condition with that of companies in Illinois, nationally and with that of a selected group of publicly-traded companies. We have reviewed conditions in the securities markets in

CAPITAL RESOURCES GROUP, INC.
Board of Directors
September 6, 1996
Page 2

general and in the market for thrift stock in particular. We also have considered the expected market for the Holding Company's common stock after conversion.

     In preparing our appraisal, we have relied upon and assumed the accuracy and completeness of financial and statistical information provided by the Bank and the Bank's independent auditors. We did not independently verify the financial statements or other information provided by the Bank. Our appraisal is based on the Bank's representation that the information contained in the Prospectus and Proxy Statement and additional evidence furnished to us by the Bank are truthful, accurate and complete.

     It is our opinion that, as of September 6, 1996, the estimated pro forma market value of the Holding Company's (and, therefore, the Bank's) to-be-outstanding common stock was $17,500,000, or 1,750,000 shares at $10.00 per share. The resultant range of value was $14,875,000, or 1,487,500 shares at $10.00 per share, to $20,125,000, or 2,012,500 shares at $10.00 per share.

     Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections to a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

     The valuation will be updated as provided for in the OTS conversion regulations and guidelines. Any updates will consider, among other things, any developments or changes in the Bank's financial performance and condition, management policies and current conditions in the equity markets for thrift shares. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in detail at that time.

                                   Respectfully submitted,
                                   CAPITAL RESOURCES GROUP, INC.


                                   /s/ Michael B. Seiler
                                   ------------------------------
                                   Michael B. Seiler
                                   Senior Vice President

MBS/cct
Enclosure

CAPITAL RESOURCES GROUP, INC.

                                TABLE OF CONTENTS

                                                                         PAGE
CHAPTER             DESCRIPTION                                         NUMBER
-------             -----------                                         ------
   I.          DESCRIPTION OF FAIRFIELD SAVINGS BANK, F.S.B.              1.1
               Overview of Fairfield Savings Bank, F.S.B.                 1.1
               Balance Sheet Trends                                       1.3
               Loan Portfolio                                             1.7
                    One-to-Four Family Residential Loans                  1.7
                    Land, Construction and Development Loans              1.9
                    Home Equity Loans                                    1.10
                    Commercial and Multifamily Loans                     1.10
                    Other Loans                                          1.11
               Asset Quality                                             1.11
               Real Estate Investment                                    1.12
               Asset/Liability Management                                1.13
               Income and Expense Trends                                 1.14
               Subsidiary Activity                                       1.18
               Properties                                                1.18
               Legal Proceedings and Miscellaneous                       1.19

  II.          MARKET AREA ANALYSIS                                       2.1

 III.          COMPARISONS WITH PUBLICLY-HELD THRIFTS                     3.1
               Chapter Overview                                           3.1
               Introduction                                               3.2
               Selection Criteria                                         3.2
               Selection Procedure                                        3.5
               Review of Comparative Group Thrifts                        3.7
               Financial Comparisons                                     3.11

  IV.          MARKET VALUE DETERMINATION                                 4.1
               Introduction                                               4.1
               Quality and Predictability of Earnings/Earnings
               Growth Potential                                           4.1
               Financial Strength                                         4.4
                    Capital Levels                                        4.4
                    Asset/Liability Position                              4.4
                    Asset Quality                                         4.6
               Market Area                                                4.6
               Dividend Payments                                          4.8
               Management and Employee Staffing                           4.8
               Liquidity of the Issue                                     4.9
               Subscription/Community Interest                           4.10
               Stock Market Environment                                  4.12
               Valuation Approach                                        4.15
               Valuation Conclusion                                      4.20

CAPITAL RESOURCES GROUP, INC.

                                 LIST OF TABLES

TABLE                                                                    PAGE
NUMBER              DESCRIPTION                                         NUMBER
------              -----------                                         ------

               CHAPTER I
  1.1          Selected Balance Sheet Items                               1.4
  1.2          Non-Performing Assets                                     1.12
  1.3          Investment and Mortgage-Backed Securities Portfolio       1.15
  1.4          Office Locations                                          1.19


               CHAPTER III
  3.1          Comparative Group Selection Criteria                       3.6
  3.2          Earning Asset Composition                                  3.8
  3.3          Key Financial Indicators                                  3.12


               CHAPTER IV
  4.1          Thrift Stock Index                                        4.13
  4.2          Comparative Pricing Analysis                              4.19
  4.3          Pro Forma Comparison                                      4.21

CAPITAL RESOURCES GROUP, INC.


               I.   DESCRIPTION OF FAIRFIELD SAVINGS BANK, F.S.B.


OVERVIEW OF FAIRFIELD SAVINGS BANK, F.S.B.

     Fairfield Savings Bank, F.S.B. ("Fairfield" or the "Bank") is a federally chartered mutual savings bank located in Long Grove, Illinois. The Bank was organized in 1901 as an Illinois-chartered mutual savings and loan association. Fairfield is a member of the Federal Home Loan Bank ("FHLB") System and its deposits are insured up to the applicable limits by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). At July 31, 1996, the Bank had total assets of $194.6 million and equity, as calculated under generally accepted accounting principles ("GAAP"), of $13.6 million or 7.0 percent of total assets.

     The Bank conducts its business through three offices located in three distinct markets in the Chicago metropolitan area. The Bank's original office is in the City of Chicago and serves an older, ethnic blue-collar customer base. This customer base serves as a strong source for core savings accounts, notably passbook deposits. The Bank's largest office is located in Norridge in Cook County, adjacent to O'Hare International Airport. This suburb is a generally well developed mature market and features savers that seek convenient, basic banking services. The main office in Long Grove which is approximately 35 miles from downtown Chicago, serves, on average, a more affluent customer base. This market is still developing and management believes it offers greater lending opportunities than the Bank's two other primary market areas. The Bank is primarily engaged in attracting deposits from the general public and uses such deposits to originate loans secured primarily by one-to-four family residences located in portions of Cook, Lake and DuPage Counties.

     Fairfield is committed to meeting the residential mortgage and deposit needs of its customers, emphasizing the origination of conventional mortgage loans for the purpose of purchasing or

                                       1.2

refinancing owner-occupied, one-to-four family residential properties in the Bank's primary market areas. To a lesser extent, the Bank also originates home equity and other types of secured consumer, multifamily, commercial real estate, construction and commercial business loans. At July 31, 1996, Fairfield's net loans receivable totaled $79.1 million (40.7 percent of total assets), and the Bank's one-to-four family residential mortgage loan portfolio at such date totaled $76.3 million (excludes home equity loans) or 95.6 percent of total loans. At such date, approximately 95 percent of the residential loan portfolio was comprised of fixed rate product.

     Reflecting intense competition from other financial institutions in the Chicago metropolitan area for loan originations and in order to meet liquidity and other investment objectives of the Bank, Fairfield has supplemented its locally originated loan production in recent years primarily with purchases of mortgage-backed securities (or "MBS"). At July 31, 1996, MBS equaled
$102.4 million or 52.6 percent of total assets.

     After generating losses for the fiscal year ended July 31, 1991, Fairfield has reported positive earning streams since fiscal 1991. However after peaking in fiscal 1992 when the Bank reported net income of $2.316 million or a return on assets ("ROA") of 125 basis points, Fairfield's reported net income has followed a generally downward pattern. It should be noted that Fairfield's net income results have been impacted by the following items:

     - Large gains on the sale of securities in fiscal year 1992 and 1994 and securities losses in fiscal 1991.
     - Large net gains on sale of real estate (Trails of Olympia Fields) in fiscal 1994 and 1995.
     -    Large extraordinary gains in fiscal 1992 and 1994.
     -    Gains associated with a litigation settlement in fiscal 1996.

                                       1.3

For the fiscal year 1996, Fairfield's net income declined to $226,000 or an ROA of 11 basis points. After peaking in fiscal 1993, Fairfield's interest rate spreads and net interest margins have consistently declined during the last three fiscal years.


BALANCE SHEET TRENDS

     Table 1.1 highlights Fairfield's balance sheet trends during the past six years. As shown in the table, Fairfield's total assets increased from $180.4 million at July 31, 1991 to $200.3 million at July 31, 1995, before declining to $194.6 million at July 31, 1996. Asset growth between July 31, 1991 and July 31, 1995 was funded through the expansion of Fairfield's deposit base and through the utilization of FHLB borrowings.

     The Bank's deposit balances remained relatively flat overall during the period from July 31, 1991 to July 31, 1993. Reduced deposit balances between fiscal 1992 and 1993 can be attributed to low interest rates on certificates of deposits (or "CDs") and customers moving funds to other alternative investments in search of higher returns. However, between July 31 1993 and 1995, deposit balances increased by $16.8 million. During fiscal year 1995, the Bank increased 13 and 19 month certificate of deposits by approximately $15 million to fund the growth in five-year balloon mortgage-backed securities. The Bank paid above market interest rates to attract CDs during fiscal 1995. Deposit balances decreased $11.1 million to $137.2 million at July 31, 1996 due primarily to an outflow of "hot" money which flowed into the Bank in fiscal 1995, after the Bank reduced its rates on time deposits resulting in a decrease of CDs of $7.0 million. At July 31, 1996, time deposit accounts constituted 52.0 percent of total deposits. Fairfield has successfully attracted a large base

                                    TABLE 1.1
                             FAIRFIELD SAVINGS BANK
                          SELECTED BALANCE SHEET ITEMS
                             (Dollars in Thousands)

                                      ----------------------------------------------------------------------------
                                                                        At July 31,
                                      ----------------------------------------------------------------------------
                                            1991       % Assets      1992       % Assets      1993       % Assets
                                      ----------------------------------------------------------------------------
                                      ----------------------------------------------------------------------------
Total Assets                              $180,414      100.00%    $188,739      100.00%    $186,997      100.00%
Cash and Cash Equivalents                    6,844        3.79%       8,866        4.70%      34,364       18.38%
Investment Securities                       38,020       21.07%      26,512       14.05%      14,893        7.96%
FHLB Stock                                   1,603        0.89%       1,879        1.00%       1,930        1.03%
Mortgage-backed Securities  (1)             18,056       10.01%      46,197       24.48%      47,524       25.41%
Loans Receivable, net                      107,147       59.39%      96,030       50.88%      80,346       42.97%
Real Estate Owned                                0        0.00%         118        0.06%           0        0.00%
Real estate held for sale & development      2,361        1.31%       2,051        1.09%       1,599        0.86%

Deposits                                   131,664       72.98%     135,857       71.98%     131,504       70.32%
Borrowings                                  35,254       19.54%      36,600       19.39%      36,600       19.57%
Retained Earnings                            7,002        3.88%       9,317        4.94%      11,851        6.34%
                                      ----------------------------------------------------------------------------

                                      ----------------------------------------------------------------------------
                                                                        At July 31,
                                      ----------------------------------------------------------------------------
                                            1994       % Assets      1995       % Assets      1996       % Assets
                                      ----------------------------------------------------------------------------
                                      ----------------------------------------------------------------------------
Total Assets                              $195,207      100.00%    $200,251      100.00%    $194,624      100.00%
Cash and Cash Equivalents                    5,256        2.69%       9,044        4.52%       4,609        2.37%
Investment Securities                            0        0.00%           0        0.00%           0        0.00%
FHLB Stock                                   2,230        1.14%       2,264        1.13%       2,045        1.05%
Mortgage-backed Securities  (1)            111,987       57.37%     111,283       55.57%     102,411       52.62%
Loans Receivable, net                       68,426       35.05%      70,984       35.45%      79,144       40.67%
Real Estate Owned                                0        0.00%         168        0.08%           0        0.00%
Real estate held for sale & development        919        0.47%         262        0.13%         262        0.13%

Deposits                                   141,830       72.66%     148,350       74.08%     137,177       70.48%
Borrowings                                  34,300       17.57%      32,300       16.13%      39,900       20.50%
Retained Earnings                           13,441        6.89%      14,423        7.20%      13,579        6.98%
                                      ----------------------------------------------------------------------------

(1) $58.3 million of mortgage backed securities were classified as "available for sale" at July 31, 1996


Source:  Fairfield Savings Bank's audited financial statements

                                       1.5

of lower costing and less interest rate sensitive non-certificate accounts including passbooks, money market demand accounts, interest-bearing NOW accounts and non-interest bearing demand accounts. While passbook account balances have moderately declined during the past few years, these deposit accounts equaled just over 30 percent of total deposits at July 31, 1996. Fairfield has also utilized wholesale funding sources for its asset growth. These wholesale funding sources have included reverse repurchase agreements and FHLB of Chicago advances. During fiscal year 1992 all reverse repurchase agreements were repaid. The Bank then borrowed funds from the FHLB of Chicago with maturities ranging from six months to seven years. At July 31, 1996, FHLB advances totaled $39.9 million.

     Mortgage-backed securities increased from $18.1 million (10.0 percent of assets) at July 31, 1991 to $47.5 million (25.4 percent of assets) at July 31, 1993. The level of investment in MBS increased significantly to $112.0 million at July 31, 1994. At July 31, 1996, the MBS portfolio equaled $102.4 million or
52.6 percent of assets. The investment securities portfolio (not including FHLB stock and interest earning deposits) decreased from $38.0 million at July 31, 1991 to $0 at July 31, 1996. The changes in Fairfield's asset composition since the early 1990s reflected managements efforts to restructure the portfolio and reduce interest rate risk on the Bank's balance sheet. The initial restructuring occurred when the Bank reclassified its long-term U.S. Government securities from "held to maturity" to securities "held for sale" in fiscal 1991. This resulted in a mark to market write-down of $7.6 million. This write-down included approximately $3.0 million in deferred hedging losses. For the fiscal year ended July 31, 1991, the net writedown on the securities

                                       1.6

portfolio was approximately $6.1 million. During fiscal 1992, the held for sale portfolio was sold for a cumulative profit of $2.3 million. The proceeds were used to purchase MBS with fifteen year maturities.

     At July 31, 1996, the MBS portfolio was directly insured or guaranteed by FNMA or FHLMC and had a weighted average yield of 6.32 percent. The entire MBS portfolio is fixed rate but a majority of the portfolio is comprised of 5 and 7 year balloon maturities. Approximately, $75.8 million of the MBS mature in seven years or less. At July 31, 1996, $58.3 million of MBS were classified as "available for sale". The Bank's portfolio of securities available for sale is marked to market monthly and is carried on the books of the Bank at market. Also, at July 31, 1996, the "held-to-maturity" portion of the MBS portfolio had a carrying value of $44.1 million but an estimated fair value of $42.2 million.

     At July 31, 1996, Fairfield held $2.0 million of FHLB stock and $4.6 million of cash and cash equivalents including interest earning deposits. Such cash and cash equivalents equaled 2.4 percent of total assets.

     Another significant development highlights the Bank's asset trends - the Bank's holdings in real estate held for sale and development, TRAILS OF OLYMPIA FIELDS. The Bank has shown a steady balance decline through lot sales for the prior six years. Also, approximately one-half of the remaining commercial parcel was sold in fiscal year 1995. Currently, there is only one commercial parcel remaining in the Bank's real estate development in Olympia Fields. It was recorded at a carrying value of $262,000 at July 31, 1996.

                                       1.7

     Fairfield's loan portfolio decreased from $107.1 million at July 31, 1991 to $71.0 million at July 31, 1995, before increasing to $79.1 million at July 31, 1996. During this six year period, the relative composition of the Bank's loan portfolio has changed modestly. One-to-four family residential loans have decreased by $23 million since July 31, 1992, to $76.3 million at July 31, 1996, but increased to 95.6 percent of total loans. Land, construction and development loans have experienced the largest percentage decrease since July 31, 1992, decreasing by $4.4 million to equal 0.5 percent of the total loan portfolio at July 31, 1996.

     By July 31, 1991, the Bank's capital was reduced to $7.0 million, or 3.9 percent of assets. The reduction in capital was primarily attributable to the aforementioned $6.1 million write-down for fiscal 1991 that was part of the Bank's restructuring and, secondarily, to annual operating losses. Since that time period, Fairfield's level of retained earnings steadily improved to $14.4 million or 7.2 percent of assets at July 31, 1995. However, Fairfield's GAAP capital declined to $13.6 million or just under 7 percent of assets at July 31, 1996 due to a $1.1 million change in unrealized loss on securities available for sale (net of tax impact) during fiscal 1996. At July 31, 1996, the Bank's capital level was substantially in excess of all three of the minimum regulatory capital requirements.

LOAN PORTFOLIO

     ONE-TO-FOUR FAMILY RESIDENTIAL LOANS

     The Bank's primary lending activity consists of the origination of permanent one-to-four family residential mortgage loans secured by property located in the Bank's primary market areas. The Bank generally originates owner-occupied one-to-four family residential mortgage loans in

                                       1.8

amounts up to 80% of the lesser of the appraised value or selling price of the mortgaged property without requiring mortgage insurance. The Bank will originate a mortgage loan in an amount up to 95% of the lesser of the appraised
value or selling price of a mortgaged property.   The Bank, on a very limited
basis, also originates construction permanent loans on one-to-four family residences. In the past, the Bank has sold loans into the secondary market with servicing retained and has the capacity and the underwriting standards to continue this practice when necessary. Currently, the Bank retains all mortgage loans that it originates. At July 31, 1996, 95.6 percent of the Bank's $79.9 million gross loan portfolio consisted of permanent mortgages on one-to-four family residential real estate, with original maturity terms of 15 or 30 years. While the Bank offers adjustable rate mortgage products, the Bank's customer base has historically favored fixed-rate mortgages which are generally priced off the FNMA delivery rate with adjustments relating to local competition and the availability of funds.

     At July 31, 1996, approximately 95 percent of the Bank's residential mortgage portfolio was comprised of fixed-rate loans. The balance of the residential mortgage portfolio is comprised of adjustable rate loans, the majority of which are tied to the National Cost of Funds Index and adjust annually to rates from 2.5 percent to 2.75 percent over the Index. These loans carry 2 percent annual and 13 percent life-of-the-loan caps to protect borrowers against sudden rate volatility. The Bank also offers an ARM loan which is fixed for the first five years and then reprices every year and is indexed to the one-year U.S. Treasury. Generally, adjustable-rate mortgage loans pose credit risks somewhat greater than the credit risk inherent in fixed-rate loans primarily because, as interest rates rise, the underlying payments of the borrowers rise, increasing the potential for default. It is the

                                       1.9

Bank's policy to underwrite its adjustable-rate mortgage loans based on the fully-indexed rate. The Bank currently has no mortgage loans that are subject to negative amortization. Permanent one-to-four family residential mortgage loan origination volume for fiscal 1994, 1995 and 1996, equaled $10.8 million, $11.5 million and $19.6 million respectively. This type of lending constituted between 93 and 98 percent of annual total loan volume in each of these last three years.

     At July 31, 1996, the two largest dollar amounts of loans outstanding to one borrower or group of related borrowers were approximately $299,000 and $297,000. Both of these loans are secured by one-to-four family properties located in Fairfield's market area and, at July 31, 1996, were performing in accordance with their terms.

     LAND, CONSTRUCTION AND DEVELOPMENT LOANS

     Land, construction and development loan balances declined from $4.8 million or 4.8 percent of total loans at July 31, 1992 to $404,000 or 0.5 percent at July 31, 1996. The Bank offers a residential construction loan program for customer home buyers and builders, who typically have a longstanding business relationship with the Bank. The Bank has established additional guidelines and progress payout procedures for these loans in recognition of the higher degree of risk involved in making such loans.

     In addition to financing customer construction of homes, the Bank finances detached residential subdivision and condominium land acquisition and development projects. For these loans, the Bank requires feasibility studies and economic analyses which address a property's proposed gross sale or rental income, market absorption rate, occupancy estimate and marketing and operating expenses in order to ascertain the discounted net sales or capitalized rental value

                                      1.10

projections. As a general guideline, actual or projected net cash flows from these types of lending activities should equal or exceed 120 percent of the debt service (excluding condominium properties). A builder or developer's experience in constructing and marketing properties is also evaluated by the Bank. Each borrower must demonstrate that it has the financial capacity to fund a project's deficit debt service.

     HOME EQUITY LOANS

     Fairfield originates home equity loans secured by first and second mortgages on one-to-four family owner occupied residences. These loans are divided into two categories. The equity line of credit loan allows the customer to make periodic draws up to the loan's credit limit. The loan reprices monthly based on the prime rate. The closed equity loan is for a fixed single disbursed amount and is repriced quarterly based on the prime rate. In light of the recent surge in mortgage loan refinancing in the local and national markets, management believes that this type of financing may be very attractive. Borrowers can obtain funds at a lower rate and better tax benefits than a personal, auto or credit card loan. At July 31, 1996, the Bank had $1.4 million (1.8 percent of total loans) of such home equity loans outstanding.

     COMMERCIAL AND MULTIFAMILY LOANS

     The Bank originates a limited amount of commercial real estate loans including multifamily loans collateralized by small apartment buildings. Commercial real estate loans totaled $411,000 or 0.5 percent of the loan portfolio and multifamily loans totaled $979,000 or 1.2 percent at July 31, 1996. These loans are tied to the prime rate with actual pricing based on market conditions.

                                      1.11


     OTHER LOANS

     The Bank also makes short-term fixed-rate and adjustable-rate consumer loans, such as loans secured by savings accounts and home improvement loans. The shorter terms to maturity and the short-term repricing periods are helpful in managing the Bank's interest rate risk. At July 31, 1996, these loans totaled only $192,000 and are not expected to comprise a significant portion of the Bank's loan portfolio. In addition, the Bank had $150,000 of loans outstanding under commercial credit lines.

ASSET QUALITY

     Fairfield's level of non-performing assets (non-accrual loans, accruing loans delinquent more than 90 days and foreclosed assets) has decreased overall between July 31 1992 and 1996 (see Table 1.2). At July 31, 1996, non-performing assets equaled $118,000 or 0.06 percent of total assets, versus $5.508 million or 2.92 percent of assets at July 31, 1992. In 1992, at the direction of Fairfield's primary regulator, the Bank was required to adversely classify a $4.2 million large loan and establish reserves for it. Subsequently, the Bank reversed such classification and reserves when it became apparent that the loan would repay in full.

     The Bank's non-performing assets consisted of two one-to-four family residential loans. At July 31, 1996, Fairfield had no classified assets and no potential problem loans based on management's review. As of such date, the Bank's allowance for loan losses equaled $300,000 or 0.38 percent of total loans.

                                      1.12

                                    TABLE 1.2
                             FAIRFIELD SAVINGS BANK
                              NON-PERFORMING ASSETS


                                                          AT JULY 31,
                                         --------------------------------------------
                                         1992      1993      1994      1995      1996
                                         ----      ----      ----      ----      ----
                                                    (Dollars in Thousands)
NON-PERFORMING LOANS:
Mortgage loans:
  One-to-four family                   $1,055    $  828    $  511    $  193     $  69
  Multifamily                              19        84        --        --       --
  Commercial real estate                   --        --        --        --       --
  Land, construction & development      4,296        --        --        --       --
  Home equity                              --        --        --        --        49
Other loans                                20        --        --        --       --
                                       ------    ------    ------    ------    ------
  Total non-performing loans            5,390       912       511       193       118
                                       ------    ------    ------    ------    ------
Real estate owned                         118        --        --       168       --
                                       ------    ------    ------    ------    ------
  Total non-performing assets          $5,508    $  912    $  511    $  361    $  118
                                       ======    ======    ======    ======    ======
Total non-performing loans
  to total loans                        5.58%     1.13%     0.74%     0.27%     0.15%

Total non-performing assets
  to total assets                       2.92%     0.49%     0.26%     0.18%     0.06%

     Source:   Fairfield's Prospectus.


REAL ESTATE INVESTMENT

     The investment in real estate held for sale and development originally consisted of 158 single family detached home sites and a 15-acre commercial parcel in a Planned Unit Development named the Trails of Olympia Fields. However, the Bank has nearly liquidated this investment through sales. At July 31, 1996, one five acre commercial parcel with a book value of $262,000 remained unsold. Upon consummation of the Conversion, the Holding Company will acquire this parcel from the Bank. At July 31, 1992, 1993, 1994, 1995 and 1996, the investment in the Trails of Olympia Fields

                                      1.13


was $2.1 million, $1.6 million, $919,000, $262,000 and $262,000 respectively.
Sales during the three fiscal years ended July 31, 1994, 1995 and 1996 resulted in gross profits of $574,000, $557,000 and $0 respectively. These gross profits were offset by development costs of $511,000, $237,000 and $140,000 in the fiscal years ended July 31, 1994, 1995 and 1996 respectively.

     The Bank is currently the plaintiff in litigation against the Village of Olympia Fields, its trustees, The Home Owners Association of the Trails of Olympia Fields and individual members of The Home Owners Association over matters that impeded the orderly development of the Trails of Olympia Fields (see "Income and Expense Trends").

ASSET/LIABILITY MANAGEMENT

     In an effort to reduce interest rate risk and protect itself from the negative effects of rapid or prolonged changes in interest rates, Fairfield has instituted certain asset and liability management measures to maintain "natural" hedges within its balance sheet which includes the following:

   - Purchase for portfolio a large base of mortgage-backed-securities having balloon maturities of five or seven years. At July 31, 1996, the Bank had $102.4 million of MBS, of which $75.8 million mature in seven years or less. Also, liquidity is enhanced by the fact that 57 percent of Fairfield's MBS portfolio is classified available for sale and is carried on the books at estimated fair value.

   - Originate for portfolio fixed-rate loans with terms of fifteen years or less. Due to competitive factors the Bank makes a minimal level of adjustable rate loans. At July 31, 1996, the Bank had $26.1 million or
     32.8 percent of mortgage loans with terms of 15 years or less.

   - Maintain a high proportion of lower-costing and less rate sensitive non-certificate accounts in the Bank's deposit portfolio. At July 31, 1996, the Bank had $41.3 million of passbook accounts or 30.2 percent of total deposits.

                                      1.14

     Despite the efforts taken by the Bank to seek to reduce its level of interest rate risk, the Bank has remained vulnerable to increases in interest rates and has experienced reduced levels of net income and net interest income in the fiscal years ended 1994, 1995 and 1996 as a result of, among other things, the Bank's level of interest rate risk. There can be no assurance that the Bank will not continue to experience reduced levels of net income and net interest income during periods of increasing interest rates, unless the Bank's sensitivity to increases in interest rates is reduced.

     Based on a net portfolio value ("NPV") analysis prepared by the OTS, and as revised by Fairfield, at June 30, 1996, a 400 basis point interest rate shock increase would result in a 52 percent NPV decrease for the Bank while a 400 basis point interest rate decrease would result in a 3 percent NPV decrease. Smaller interest rate decreases (of 100, 200 and 300 basis points) would result in modest NPV increases of between 5 and 8 percent.

INCOME AND EXPENSE TRENDS

     After generating losses for the fiscal years ended July 31, 1989, 1990 and 1991, Fairfield has reported positive earnings streams since fiscal 1991. However, after peaking in fiscal 1992, the Bank's reported net income has followed a generally downward pattern. It should be noted that the high level of net income reported in fiscal 1992 included $2.6 million of gains on sale of securities. The Bank's reported net income equaled $2.316 million in fiscal 1992 or an ROA of 125 basis points.

                                    TABLE 1.3
                             FAIRFIELD SAVINGS BANK
                            INCOME AND EXPENSE TRENDS
                             (Dollars in Thousands)


                                      ----------------------------------------------------------------------------
                                                                For the Fiscal Year Ended July 31,
                                      ----------------------------------------------------------------------------
                                                    1991                     1992                     1993
                                             ($000)       (%)         ($000)       (%)         ($000)       (%)
                                      ----------------------------------------------------------------------------
Average Assets                             183,704                  184,577                  187,868

Interest Income                             15,595        8.49%      14,338        7.77%      13,995        7.45%
Interest Expense                           (11,313)       6.16%      (9,198)       4.99%      (7,454)       3.97%
                                           --------     -------      -------       -----      -------      ------
  Net Interest Income                        4,282        2.33%       5,140        2.78%       6,541        3.48%
Loan Loss Provision (Credit)                   193        0.10%         397        0.21%        (392)      (0.21%)
                                           -------      -------      ------        -----      -------      ------
  Net Interest Inc. after Prov.              4,089        2.23%       4,743        2.57%       6,933        3.69%


Gain (Loss) on Sale of Securities           (6,087)     (3.31%)       2,616        1.42%           0        0.00%
Gain (Loss) on real estate held for sale      (115)     (0.06%)         308        0.17%         307        0.16%
Other Non-Interest Income (1)                4,278        2.32%         240        0.13%         434        0.23%
                                           -------      -------      ------        -----      -------      ------
  Total Non-Interest Income                 (1,924)     (1.05%)       3,164        1.71%         741        0.39%

  Total Non-Interest Operating Exp           4,372        2.38%       5,242        2.84%       4,683        2.49%
                                           -------      -------      ------        -----      -------      ------

  Income (Loss) before Taxes & Ext. Items   (2,207)     (1.20%)       2,665        1.44%       2,991        1.59%

Provision for Income Taxes                     100        0.06%         975        0.52%         978        0.52%
Income (Loss) bef Extraordinary Items       (2,307)     (1.26%)       1,690        0.92%       2,013        1.07%
Extraordinary Items (2)(3)                       0        0.00%         626        0.33%           0        0.00%
                                           -------      -------      ------        -----      -------      ------
  Net Income (Loss)                        ($2,307)     (1.26%)      $2,316        1.25%      $2,013        1.07%
                                           -------      -------      ------        -----      -------      ------
                                           -------      -------      ------        -----      -------      ------
                                      ----------------------------------------------------------------------------



                                      ----------------------------------------------------------------------------
                                                                For the Fiscal Year Ended July 31,
                                      ----------------------------------------------------------------------------
                                                   1994                     1995                     1996
                                             ($000)       (%)         ($000)       (%)         ($000)       (%)
                                      ----------------------------------------------------------------------------
Average Assets                             191,102                  197,729                  197,438

Interest Income                             13,052        6.83%      12,674        6.41%      13,154        6.66%
Interest Expense                            (6,923)       3.62%      (7,333)       3.71%      (8,450)       4.28%
                                           --------       -----      -------       -----      -------       -----
  Net Interest Income                        6,129        3.21%       5,341        2.70%       4,704        2.38%
Loan Loss Provision (Credit)                   (18)     (0.01%)           0        0.00%         138        0.07%
  Net Interest Inc. after Prov.              6,147        3.22%       5,341        2.70%       4,566        2.31%


Gain (Loss) on Sale of Securities              616        0.32%           0        0.00%           0        0.00%
Gain (Loss) on real estate held for sale       574        0.30%         557        0.28%           0        0.00%
Other Non-Interest Income (1)                  325        0.17%         289        0.15%         485        0.25%
                                           --------       -----      -------       -----      -------       -----
  Total Non-Interest Income                  1,515        0.79%         846        0.43%         485        0.25%

  Total Non-Interest Operating Exp           5,097        2.67%       4,766        2.41%       4,708        2.38%
                                           --------       -----      -------       -----      -------       -----
  Income (Loss) before Taxes & Ext. Items    2,565        1.34%       1,421        0.72%         343        0.17%
Provision for Income Taxes                     894        0.47%         439        0.22%         117        0.06%
Income (Loss) bef Extraordinary Items        1,671        0.87%         982        0.50%         226        0.11%
Extraordinary Items (2)(3)                     439        0.23%           0        0.00%           0        0.00%
  Net Income (Loss)                         $2,110        1.10%        $982        0.50%        $226        0.11%
                                           --------       -----      -------       -----      -------       -----
                                           --------       -----      -------       -----      -------       -----
                                      ----------------------------------------------------------------------------

(1) For the fiscal year ended July 31, 1991, non-interest income includes a $4.05 million gain on termination of pension plan; and for fiscal year ended July 31, 1996, $184,000 of gains associated with litigation settlement related to Trails of Olympia Fields
(2) For the fiscal year ended July 31, 1992, net operating loss carryforwards caused an extraordinary reduction of income taxes by $625,600
(3) For the fiscal year ended July 31, 1994, includes cumulative effect of change in accounting for income taxes.

Source:  Fairfield Savings Bank's audited financial statements

                                1.16

During the past six years, Fairfield's reported net income has been significantly impacted by securities losses in fiscal 1991 and gains on sale of securities in fiscal 1992 and 1994. The Bank recorded sizeable gains on sale of real estate related to Trails of Olympia Fields in fiscal 1994 and 1995. Also, Fairfield recorded large extraordinary gains in fiscal 1992 and 1994.

     In the fiscal year ended July 31, 1991, the Bank began the process of restructuring its balance sheet by, as noted previously, electing to designate a portion of its long-term U.S. Government securities portfolio as held for sale. The subsequent mark to market resulted in a net write-down of $6.1 million for the year. Partially offsetting those losses was a gain of $4.05 million on the termination of the Bank's pension plan.

     It should be noted that during fiscal 1991, lower interest rates resulted in significant net interest margin improvements. The Bank's net interest margin rose to 2.33 percent of average assets during fiscal 1991. Net interest margin continued to improve during fiscal year 1992 to 278 basis points, and further to 348 basis points during fiscal 1993. Also, during fiscal year ended July 31, 1992, net operating loss carry forwards caused an extraordinary reduction of income taxes of $625,600.

     In fiscal year 1994, net interest margin decreased to 321 basis points as the level of higher earning loan balances was reduced and replaced with mortgage-backed securities. However, offsetting the narrower net interest margin, the Bank realized $616,000 of gains on sale of securities and $574,000 of gains on real estate held for sale. Fiscal 1994 results were impacted by a significant increase in the Bank's operating expense ratio, which partially reflected high real estate operating costs. Fiscal 1994 results were also heavily impacted by a $439,000 cumulative effect stemming from the change in accounting for income taxes.

                                      1.17

     In fiscal year 1995, the Bank's net interest margin decreased to 270 basis points and lower levels of non-interest income led to the Bank reporting net income of $982,000 or an ROA of 50 basis points, versus $2.110 million or an ROA of 110 basis points in fiscal 1994. In fiscal 1996, Fairfield's net income declined to $226,000 or an ROA of 11 basis points. Net income results for this latest fiscal year reflected a lower net interest margin and the absence of any gains on securities or real estate. The Bank also recorded $138,000 of loan loss provisions in fiscal 1996. No provisions were recorded in 1995. However, in fiscal 1996, the Bank did record $184,000 (9 basis points as a percent of average assets) of gains stemming from litigation settlements of two claims in connection with development of the Trails of Olympia Fields.

     In fiscal 1996, the net interest margin further decreased to 238 basis points as interest expenses increased at a higher rate than interest income as the average yield on interest earning assets remained constant whereas cost of funds increased by 51 basis points. It should be noted that between fiscal 1993 and 1996, the Bank's interest rate spread declined from 352 to 211 basis points. As a result of Fairfield's higher level of MBS since 1993, the Banks's net interest margin has been adversely affected as the yield on MBS is lower than the yield on mortgage loans.

     Fairfield has not traditionally generated high levels of non-interest operating income, which excludes gains on securities and real estate. The Bank's non-interest operating income (excluding 9 basis points of litigation settlement income) totaled $301,000 or 15 basis points in fiscal 1996. Such operating income has included loan fees, loan servicing fees and deposit service charges.

     The Bank's operating expenses have fluctuated since fiscal year 1991. Operating expenses increased from $4.4 million (238 basis points) during the fiscal year ended July 31, 1991 to

                                      1.18

$5.2 million (284 basis points) during the fiscal year ended July 31, 1992. The Bank's operating expense ratio has fluctuated since fiscal 1992 but has decreased overall. Between the fiscal year ended July 31, 1995 and 1996, operating expenses decreased modestly, to $4.7 million (238 basis points). It is important to note that past operating expenses include substantial costs related to the Bank's Trails of Olympia Fields development. Excluding the impact of non-operating costs related to real estate activities, Fairfield has successfully limited any increase in normal operating expenses during the last five years. The decline in fiscal 1996 operating expenses reflected lower compensation expenses, largely due to the elimination of an officer long-term bonus program in 1996, and lower real estate expenses.

SUBSIDIARY ACTIVITY

     The Bank had historically maintained a wholly owned subsidiary, Fairfield Service Corporation ("FSC"), as a service corporation for the purpose of owning the Bank's office building in Norridge. FSC was dissolved in the fiscal year ended July 31, 1996.

PROPERTIES

     The Bank's headquarters is located at the intersection of Illinois 83 and Old McHenry Road in Long Grove, Illinois. This facility serves as a full-scale retail banking office as well as headquarters for the Bank's lending and savings operations. Senior management also is headquar-tered in this facility. The Bank also owns a parcel of unimproved land adjacent to this facility. The Bank has no current plans to develop this parcel and believes that its existing corporate offices and

                                      1.19

retail banking facilities are adequate to meet the needs of its customer base. The Bank's two branch offices are located in Chicago and Norridge.

                                    TABLE 1.4
                             FAIRFIELD SAVINGS BANK
                                OFFICE LOCATIONS

                                          LEASED/        NET BOOK VALUE AT
   LOCATION                                OWNED           JULY 31, 1996
   --------                                -----           -------------
                                                          (In thousands)

MAIN OFFICE:
   Old McHenry Road                        Owned                $3,676
   Long Grove, Illinois

BRANCH OFFICES:
  8301 West Lawrence Avenue (1)           Leased                    16
  Norridge, Illinois

  1601 N. Milwaukee Avenue                 Owned                   513
  Chicago, Illinois

  (1)   Land Leased, building owned by Bank


LEGAL PROCEEDINGS AND MISCELLANEOUS

     In the ordinary course of its operations, the Bank is a party to routine litigation involving claims incidental to the savings bank business. Management believes that no current litigation, threatened or pending, to which the Bank or its assets is or may become a party poses a substantial likelihood of potential loss or exposure which would have a material adverse effect on the financial position of the Bank. Also, management believes that, while the outcome is uncertain, the pending litigation related to the Trails of Olympia Fields development will not have a material impact on Fairfield's financial position.

                                      1.20

     At July 31, 1996, the Bank employed 48 full-time and 17 part-time employees. At July 31, 1996, 45 percent of the Bank's employees had been with the Bank for more than ten years.

                            II. MARKET AREA ANALYSIS


MARKET AREA REVIEW

     Fairfield conducts business from its main office in Long Grove (Lake County), approximately 35 miles northwest of downtown Chicago. The Bank's other two offices are located in Chicago and Norridge (Cook County). Approximately 75 percent of Fairfield's deposit base is generated from its branch offices in Cook County. Based on Fairfield's branch locations and deposit activity, the Bank's primary market areas encompass the northern portions of Chicago and the northwest suburbs.

     The Bank's deposit and lending base is concentrated in Cook County. However, since the Bank's customer base for loans and deposits are drawn from portions of Lake and DuPage Counties as well, this section also provides economic and demographic data on these two counties.

     The Chicago metropolitan area is among the nation's most economically diverse communities. For this reason, the region is relatively insulated from the economic cycles of any one industrial or commercial sector. The service sector is the largest sector of the local economy (in Cook, Lake and DuPage Counties). Manufacturing, trade and government related industries comprise the other major components of the Bank's primary market economy.

     The Bank serves three distinct markets within its northwest focus. The inner city Chicago markets are surrounded by generally older ethnic communities offering limited lending oppurtunities. This market is comprised of blue collar savers who either rent or own small houses and apartments. These customers are excellent sources of core savings accounts, notably passbook accounts, and seek convenient settings in which to conduct banking services. Their emphasis is on basic banking products. The loans originated are generally low credit risk, profitable loans on one-

                                       2.2

to-four family residential properties. In addition to these loans, the Bank has modest amounts of small apartment loans and commercial real estate loans in this area.

     The second market, Norridge, is a middle class Chicago suburb. Like the inner city neighborhoods, this suburb is generally well-developed and features customers that seek basic banking services. Customers banking at this branch are rate sensitive and this is reflected in the higher level of certificates of deposits.

     The Bank's Long Grove market is an affluent northwest suburb that is still developing. This market has considerable lending opportunities as well as affluent savers seeking the yield advantages of certificates of deposits.

     Overall, the population of DuPage and Lake Counties has increased during the 1990's at a faster rate than the population growth of Illinois and the U.S., while Cook County experienced a smaller population increase. Between 1990 and 1996, DuPage County (population count 867,774) and Lake County (population count 575,848) experienced a 11.0 percent and 11.5 percent population increase, respectively. Over the same period, Cook County experienced a smaller population increase from 5,105,067 in 1990 to 5,153,261 in 1996. The U.S. and State of Illinois growth rate was 4.1 percent and 3.9 percent, respectively. Population projections for the five year period between 1996 and 2001 indicate that Lake, DuPage'and Cook Counties will experience a growth of 8.2 percent, 8.0 percent and 0.5 percent respectively.

     The per capita income in Cook, DuPage and Lake Counties grew at a faster rate than the per capita growth experienced by Illinois and U.S. In 1996 the per capita income for Lake, DuPage and Cook counties was $30,724, $27,391 and 20,342 respectively. The per capita income of Lake,

                                       2.3

DuPage and Cook Counties has grown by approximately, 41 percent, 30 percent and 30 percent respectively in the last six years. Per capita income levels in the Bank's primary market areas are well above the national and state averages of $20,302 and $19,705 respectively.

     In 1994 (latest available data), industries which accounted for the largest percentage of earnings in Cook County were the service sector (29.9 percent) followed by the manufacturing sector (18.2 percent). Government and the wholesale and retail trade also accounted for a noteworthy percentage of earnings in Cook County. Of the industries that accounted for at least 5 percent of earnings in 1993, the slowest growing between 1990 and 1994 was transportation and public utilities, which increased by 12.0 percent; the fastest growing was service sector, which increased by 24.4 percent. Cook County serves as headquarters for several national corporations and most large retail stores are represented.

     In 1994, industries which accounted for the largest percentage of earnings in DuPage County were the service sector (33.2 percent) followed by the wholesale and retail trade sector (22.5 percent). Of the industries that accounted for at least 5 percent of earnings in 1994, the slowest growing between 1990 and 1994 was construction, which increased by 18.6 percent; the fastest growing were the government sector, which increased by 42.6 percent.

     In 1994, industries which accounted for the largest percentage of earnings in Lake County were the manufacturing industry (27.1 percent) followed by the service (23.5 percent). Of the industries that accounted for at least 5 percent of earnings in 1993, the slowest growing between 1990 and 1994 was Government and government enterprises, which increased by 12.8 percent; the fastest growing was transportation and public utilities sector, which increased by 69.7 percent.

                                       2.4

     Set forth is a list of Chicago area's top 25 employers:

            EMPLOYER                                   # OF EMPLOYEES
            --------                                   --------------
        U.S. Government                                    74,155
        Chicago Public Schools                             43,404
        City of Chicago                                    40,257
        Cook County                                        26,809
        Jewel Food Stores                                  24,637
        Ameritech Corp.                                    22,222
        State of Illinois                                  22,147
        Motorola, Inc.                                     20,000
        Dominicks's Finer foods, Inc.                      18,000
        AT&T Corp.                                         16,600
        UAL Corp.                                          15,679
        First Chicago Corp.                                15,632
        Abbott Laboratories                                15,304
        Sears, Roebuck and Company                         14,350
        Commonwealth Edison                                13,310
        AMR Corp. (American Airlines)                      12,000
        University of Illinois at Chicago                  11,733
        EHS Health Care                                    11,300
        Walgreen Co.                                       10,515
        Allstate Corp.                                      9,200
        Loyola University Chicago                           9,000
        Rush-Presbyterian St. Luke's Medical Center         8,364
        Montgomery Ward & Co.                               8,123
        Arthur Anderson & Co. S.C.                          7,947
        Baxter International, Inc.                          7,300

     Source:    CRAIN'S CHICAGO BUSINESS, November 1994.

     The unemployment rate for Cook County at June 1996 (most recent available data) was 5.6 percent. DuPage and Lake County's unemployment rates were 3.6 percent and 4.0 percent, respectively, at June 1996. These figures compare to the state and U.S. unemployment rates of 5.5 and 5.5 percent at June 1996, respectively.

                                       2.5

     Fairfield competes with many larger financial institutions for originating loans and attracting deposits in Cook, Lake and DuPage County. There were 1255 other thrift, savings bank, commercial bank and credit union offices in Cook County at June 30, 1995, 167 in Lake County and 280 in DuPage County. Historically, thrifts and savings banks in Cook County have held a smaller percentage of deposits than commercial banks. However, between June 30, 1993 and June 30, 1995, total deposits held by thrifts and savings banks in Cook County increased by approximately $530 million or 2.76 percent. At June 30, 1995, the Bank held 0.58 percent of all thrift and savings banks deposits in Cook County where its two offices are located, up slightly from 0.54 percent at June 30, 1993. Like Cook County, thrift and savings banks in both Lake and DuPage Counties have held a smaller percentage of deposits than commercial banks. At June 30, 1995, the Bank's estimated market share of total thrift and savings bank deposits in Lake County was 4.43 percent. Fairfield's estimated share of total deposits in Lake County was 0.48 percent.

                  III.  COMPARISONS WITH PUBLICLY-HELD THRIFTS


CHAPTER OVERVIEW

     An important aspect in our fair market valuation of Fairfield involves a financial comparison of the Bank with a selected group of publicly-traded peer thrifts. Significant differences between Fairfield and a selected comparative group of ten thrift institutions (the selection process is detailed in the following sections) are summarized below:

   - Fairfield reported a lower net income level over the most recent twelve month period (ROA of 11 basis points) versus the comparative group (ROA of 70 basis points) and all publicly traded group (ROA of 88 basis points). Fairfield's lower earnings relative to the comparative group reflects a lower net interest margin level, lower level of other operating income, which was partially offset by a modestly lower level of non-interest operating expenses and loan loss provisions.

   - For the most recent twelve month period, Fairfield's net interest margin was 2.38 percent of average assets versus 3.22 percent for the comparative group and 3.22 percent for the all publicly traded SAIF-insured group. The Bank's lower net interest margin versus the comparative group reflects a lower interest rate spread ("yield/cost spread") (2.11 percent for the Bank versus 2.74 for the peer group) and a substantially lower net earning asset position (4.40 percent for the Bank versus 12.79 percent for the peer group). The Bank's net earning asset position on a post-conversion basis will approach that of the peer group.

   - Fairfield's non-interest operating income of 25 basis points was lower than that of the peer group (33 basis points) and moderately lower than that of the all publicly-traded group (44 basis points). The Bank's non-interest income in fiscal 1996 consisted of service charges on deposit accounts, loans fees, litigation settlement and other miscellaneous income.

   - The Bank recorded a modestly lower level of overhead expenses compared to the peer group. For the most recent twelve months, the Bank's non-interest expenses to average assets was 2.38 percent compared to 2.44 percent for the comparative group.

   - Fairfield's net worth (equity) ratio of 7.0 percent was well below the peer group's tangible capital ratio of 14.7 percent. After conversion, Fairfield will (on a consolidated basis) have a net worth ratio which will approach that of the comparative group.

                                       3.2

   - In recent years, Fairfield has experienced relatively low levels of non-performing assets ("NPA"). The Bank's NPAs to assets ratio of 0.06 percent was lower than the peer group's ratio of 0.73 percent and the all publicly traded group's ratio of 0.89 percent.


INTRODUCTION

     The ideal approach to estimating the fair market value of Fairfield entails a comparison of the Bank's operating characteristics to those of actively-traded stock thrifts possessing similar characteristics, to the extent that such can be identified. While we feel that prices of a properly selected peer group are useful in determining the pro forma market value, considerable adjustments will still be required in pricing Fairfield's common stock in terms of its fair market value, owing to differences in asset size, market area, financial strength, earnings potential, operating strategies, the anticipated offering size, the market for conversion offerings and secondary market liquidity of the issue.

     The remainder of this chapter will consist of the selection of an appropriate group of similar thrift institutions and a comparative financial analysis of this peer group with the Bank. The following chapter will then detail the process by which the Bank's appropriate fair market value has been determined and will demonstrate the estimated pro forma effects of the conversion on Fairfield and its related pricing ratios at the determined market price.

SELECTION CRITERIA

     We have limited our analysis to thrift companies listed on the major stock exchanges (New York and American) and those companies listed on NASDAQ (National Association of Securities Dealers Automated Quotation System) due to the relative liquidity of their common stock. This

                                       3.3

limitation is necessary, in our opinion, since published market data for companies not qualifying for such listing may not accurately reflect their true market values due to their limited trading volume, often coupled with considerable time elapsing between trades (which may be executed at widely varying prices) and the correspondingly large bid-ask spreads often associated with such issues. Comparison to thinly-traded stocks could thus be especially misleading with regard to current market conditions. We have, therefore, excluded these companies from comparative group consideration. The Bank has applied to have its common stock approved for quotation on the NASDAQ National Market. Therefore, it is very useful to compare the Bank to publicly-traded thrifts in order to determine its market value relative to prevailing market conditions.

     An important factor bearing on the likely reception of Fairfield's initial stock offering is the initial pricing and market price performance of recently converted thrifts, especially if these companies possess similar characteristics as Fairfield. Hence, we have examined other recently completed conversion offerings for other thrift institutions in order to assess the general market reception of new thrift offerings. Based on these findings, we can make any adjustments deemed necessary to Fairfield's estimated pro forma fair market value.

     We have excluded from consideration companies whose prices appear to be materially influenced by announced or rumored acquisitions. In order to avoid potential distortion to market pricing data, we have also eliminated from the comparative group companies that are experiencing unusual market and/or operating conditions.

     Recognizing that operating environments for thrifts vary greatly from state to state, as well as from region to region, due to different economic, legal, regulatory and investment characteristics,

                                       3.4

we have attempted to select comparative companies operating in regions similar to that in which Fairfield is located. We have, therefore, selected a group of thrifts located within the Midwest region which we believe are comparable to the Bank and which have experienced similar economic conditions in their market areas.

     Institution size and operating strategy are also major factors in assessing institution comparability since they both affect expected rates of return and investors' general perception of the quality, risk and attractiveness of a given institution. Due to significantly increased interest rate volatility and expanded asset and liability powers for thrift institutions, operating strategies have become increasingly diverse and this may dramatically impact a company's profitability and market value. Five distinct operating strategies have been identified from the data base we maintain on approximately 399 publicly-traded thrifts: mortgage banker, diversified thrift, real estate orientation (construction lending and development), retail banker (commercial banking services, heavy consumer and commercial business lending) and traditional thrift (traditional role without specializing in non-traditional activities). We were sensitive to the operating strategy of Fairfield, which we identified as a traditional thrift and have given this factor considerable weight in selecting an appropriate comparative group. Furthermore, to the extent feasible, we have attempted to select companies with small to moderate asset sizes (subject to market area and financial characteristic considerations), below average earnings levels and, for the most part, moderate capital levels in order to encompass companies which have a similar amount of resources and available opportunities.

     While it is not possible to select a public company group exactly comparable to Fairfield, we believe that the group selected is comprised of a representative group of companies which provides

                                       3.5

a good illustration of current industry market values based on three measures: price/book value, price/earnings and price/assets. We will discuss these valuation approaches in considerable detail in Chapter IV. Individually and in the aggregate, the comparative group of thrifts share common characteristics to Fairfield.

SELECTION PROCEDURE

     Using the criteria discussed above, we have identified ten companies from
Exhibit III-1 ("General Characteristics -- Publicly-Traded Thrifts") demonstrating characteristics similar to those of Fairfield. In Table 3.1, we have listed the comparative group companies. In terms of location, all ten of the comparative group companies are located in the Midwest region. Seven of the comparative group companies are located in the state of Illinois, with four of the companies operating in or around the City of Chicago. Subject to certain asset size restrictions, we attempted to identify thrifts which share similar financial characteristics and operate in markets demonstrating similar characteristics as that in which Fairfield operates.

     Given limitations of including institutions with similar financial characteristics, market areas, comparable business strategies and sufficient trading volumes, the overall mean and median asset size of the ten thrifts in the comparative group is $325 million and $330 million, respectively. The ten comparative institutions all pursue a traditional operating strategy and most, like Fairfield, have a below average asset size.

                                    TABLE 3.1
                             FAIRFIELD SAVINGS BANK
                      COMPARATIVE GROUP SELECTION CRITERIA


                                                      Total     Market      Number
                                           Date       Assets   Value (1)      of       Operating                   Ticker
Institution                      State   Converted    ($Mil)     ($Mil)     Offices    Strategy(2)    Exchange     Symbol
-----------                      -----   ---------    ------     ------     -------    -----------    --------     ------
Fairfield Savings Bank            IL        ---         195        ---         3       Traditional       ---         ---

Avondale Financial Corp.          IL     04/07/95       593       50.0         6       Traditional       OTC        AVND
Calumet Bancorp, Inc.             IL     02/20/92       501       68.1         5       Traditional       OTC        CBCI
Damen Financial Corp.             IL     10/02/95       237       43.1         3       Traditional       OTC        DFIN
First Mutual Bancorp, Inc.        IL     07/05/95       302       54.7         8       Traditional       OTC        FMBD
Glenway Financial Corp.           OH     11/30/90       274       23.2         6       Traditional       OTC        GFCO
Great American Bancorp            IL     06/30/95       120       23.6         3       Traditional       OTC        GTPS
Horizon Financial Svcs Corp.      IA     06/30/94       73         6.3         3       Traditional       OTC        HZFS
Kankakee Bancorp, Inc.            IL     01/06/93       359       29.8        10       Traditional      AMEX         KNK
Permanent Bancorp, Inc.           IN     04/04/94       411       34.7        11       Traditional       OTC        PERM
SuburbFed Financial Corp.         IL     03/04/92       378       21.7        12       Traditional       OTC        SFSB


(1)  Market Value as of September 6, 1996
(2) From CRG's database maintained on 399 publicly-traded thrifts which has identified five distinct operating strategies

Source: Fairfield Savings Bank's financial statements, SNL Securities, corporate reports and offering circulars for publicly-traded companies

                                       3.7

REVIEW OF COMPARATIVE GROUP THRIFTS

     Exhibits III-2 through III-4 highlight the key financial ratios for each of the ten comparative group thrifts. Also, Table 3.2 highlights each institution's relative earning asset composition. The following provides a description of each member of the comparative group:

  - AVONDALE FINANCIAL CORP. is located in Chicago, Illinois and operates through six offices in Chicago (Cook County), Niles (Cook County) and Lake Forest (Lake County). The population of Cook County was 5,153,261 and the population of Lake County was 575,848 respectively, as of June, 1996. The latest per capita income available for Cook and Lake Counties was $20,342 and $30,724, respectively. The unemployment rates for Cook and Lake Counties were 5.6 and 4.0 percent respectively, as of June 1996. Avondale Financial Corp. was included in the peer group due to its proximity to Fairfield, its similar levels of net loans (44.2 percent of assets versus
     40.7 percent for Fairfield), above average mortgage-backed securities (21.6 percent of assets), above average levels of borrowings (33.6 percent of assets) and similar non-operating expenses (2.31 percent of assets versus
     2.38 percent for Fairfield)

  - CALUMET BANCORP, INC., is located in Dolton, Illinois and operates through a network of five offices in Cook County. Calumet Bancorp is located approximately 15 miles south of Chicago. Calumet Bancorp was included in the peer group given the location of its offices in the Chicago metropolitan area, its similar level of deposits (73.8 percent of assets versus 70.5 percent for Fairfield) and similar levels of non-interest income (23 basis points versus 25 basis points for Fairfield). However, Calumet Bancorp has placed a greater emphasis on lending. Loans comprise
     73.3 percent of Calumet Bancorp's asset base versus 40.7 percent for Fairfield.

  - DAMEN FINANCIAL CORP., is located in Schaumburg, Illinois, a suburb of Chicago and operates three offices in Cook County. Damen Fin. Corp was included in the peer group due to its proximity to Fairfield, similar size branch network, similar level of net loans (38.3 percent of assets compared to 40.7 percent for Fairfield), similar level of borrowings (22.8 percent of assets compared to 20.5 percent for Fairfield), below average net interest margin (273 basis points), similar level of one-to-four residential loans (35.3 percent of assets compared to 39.2 percent for Fairfield) and below average yield/cost spread (168 basis points).

   - FIRST MUTUAL BANCORP, INC. is located in Decatur, Illinois and operates through eight offices in four counties of Macon County (population 115,862), Shelby County (population 22,555), DeWitt County (population 17,058), and Champaign County (population 165,055). The latest per capita income available for Macon, Shelby, DeWitt and Champaign Counties was $17,655, $13,678, $17,211 and $16,666 respectively. The unemployment rates for Macon, Shelby,

                                    TABLE 3.2
                           EARNING ASSET COMPOSITION *


                                  Cash &         Total     ----Construction----      --------Permanent--------     --Non Mortgage--
Ticker   Name                    Invest.  MBS  Mortgages  1-4 mtg  >5 mtg  NonRes  1-4 mtg  >5 mtg   NonRes  Land  Commcl  Consumer
------   ----                    -------  ---  ---------  -------  ------  ------  -------  ------   ------  ----  ------  --------
                                   (%)    (%)     (%)       (%)      (%)     (%)     (%)      (%)      (%)    (%)    (%)      (%)
                                                       (As a percent of total assets)
        -Fairfield                 3.4   52.6    40.1       0.1      0.0     0.0    39.2      0.5      0.2    0.1    0.1      0.8

        -Comparative Group (10)   21.5   13.4    56.1       1.4      0.3     0.2    43.6      4.9      5.3    0.4    2.0      5.1

        -All SAIF-Insured (316)   19.4   12.7    60.8       2.8      0.2     0.3    47.7      4.1      5.0    0.8    1.3      4.8


AVND     AvondaleFinCorp-IL       31.1   21.6    34.0       0.2      0.5     0.0    28.5      4.9      0.1    0.0    0.0      6.4
CBCI     CalumetBancorp-IL        17.8    3.7    81.4       4.2      2.4     0.5    42.9     10.7     17.9    2.9    0.5      0.2
DFIN     DamenFinCorp-IL          39.6   19.7    41.7       0.0      0.0     0.0    35.3      6.0      0.4    0.0    0.0      0.1
FMBD     FirstMutualBanc-IL       14.9    0.0    81.3       1.0      0.0     0.0    69.1      8.8      2.5    0.0    1.8      3.3
GFCO     GlenwayFinCrp-OH          7.7   10.3    79.3       3.1      0.0     0.0    65.8      5.8      4.6    0.0    0.0      0.3
GTPS     GreatAmrcnBncrp-IL       21.0    4.9    52.5       0.9      0.0     0.0    35.5      3.0     12.2    1.0    7.6      8.2
HZFS     HorizonFinSvcs-IA        30.1    0.0    53.0       1.7      0.0     0.0    45.0      1.2      5.2    0.1    6.5     10.4
KNK      KankakeeBancorp-IL       22.3    9.1    54.7       0.6      0.3     1.0    41.8      3.6      7.5    0.0    2.6      7.5
PERM     PermanentBncrp-IN        24.8   20.9    41.9       0.4      0.2     0.0    37.0      3.0      1.2    0.0    0.0     11.1
SFSB     SuburbFedFinCrp-IL        5.4   43.5    40.9       1.7      0.0     0.0    35.3      2.4      1.3    0.1    0.5      3.9


      *Per Regulatory Call Report detail as of 03/31/96; Cash, Investments and MBS are derived from audited and unaudited numbers as per SNL
                         Securities and public reports.
     (Call Report source data may have timing and classification differences and may exclude certain consolidating entries.  Loan percentages are based on gross balances.)

                                       3.9

     DeWitt and Champaign Counties were 8.7, 5.5, 5.6, and 3.3 percent, respectively, as of June 1996. First Mutual Bancorp's primary market areas provides major employment opportunities in the agriculture, agriculture-related industries, construction equipment, auto-motive, manufacturing and service businesses. Major employers in the Bank's primary market areas include Caterpillar Tractor Co.. Inc., A.E. Staley Co., Inc., The Archer Daniels Midland Company, The University of Illinois, Firestone Tire & Rubber Company, and Illinois Power Company. First Mutual Bancorp was included in the peer group due to its location in Illinois, similar level of deposits (66.7 percent of assets), below average yield/cost spread (2.55 percent versus 2.11 percent for Fairfield), similar non-interest operating expenses (239 basis points versus 238 basis points for Fairfield), below average non-performing assets (0.20 percent of assets versus 0.06 percent for Fairfield), and similar loan allowances (36 basis points versus 38 basis points for Fairfield).

   - GLENWAY FINANCIAL CORP., is located in Cincinnati, Ohio and operates through a network of six offices in Cincinnati in Hamilton County (population 866,155). Hamilton County's latest per capita income level was $20,703. The unemployment rate for Hamilton County, as of June 1996, was
     4.5 percent. Glenway Financial Corp., was included in the peer group as it operates in a similar diversified economic market area, below average levels of cash and investments (7.7 percent of assets), below average net income (56 basis points), below average net interest margin (291 basis points), and similar levels of non-interest operating income (29 basis points versus 25 basis points for Fairfield) and non-interest operating expenses (223 basis points versus 238 basis points for Fairfield)

   - GREAT AMERICAN BANCORP is located in Champaign, Illinois and operates a network of three offices located in Champaign County (population 165,055). Champaign is located approximately 100 miles south of Chicago. Champaign County's latest available per capita income was $16,666. The unemployment rate for Champaign was 3.3 percent as of June 1996. The economy in the Champaign-Urbana metropolitan area has historically benefitted from the presence of the University of Illinois, two medical centers, a food processing operation and the Chanute Air Force Base, which was closed in 1990. Great American Bancorp. was selected as a peer due to its moderately small asset size ($119.7 million), similar size branch network, similar level of permanent one-to-four family residential mortgages (35.5 percent of assets versus 39.2 percent for Fairfield), below average levels of non-performing assets (0.19 percent of total assets) and below average reserves to loans (30 basis points).

   - HORIZON FINANCIAL SERVICES, CORP., operates through a network of 3 offices in Oskaloosa and Knoxville in Mahaska County (population 21,849) in Iowa. Oskaloosa is approximately 75 miles southeast of Des Moines. Mahaska County's per capita income as of June 1996 was $13,028. The economy in Mahaska County is considered agricultural with small retail and light industrial base. Horizon Financial Services was included in the peer group due to its small asset size and similarly sized office network, below average earnings level (ROA of 53 basis points) as well as the company's midwest location.

                                      3.10

   - KANKAKEE BANCORP, INC. is located in Kankakee, Illinois which is approximately 35 miles south of the metropolitan Chicago area. The company operates eight offices in the Kankakee County (population 98,600) and has a single office in Champaign, Illinois (approximately 75 miles south of Kankakee) and an office in Carlyle, Illinois (approximately 50 miles east of the St. Louis metropolitan area). Kankakee County has a mixed agricultural and industrial economy. Champaign is the location of the University of Illinois, several major medical centers and agricultural and industrial businesses. The economy of the Carlyle area includes a mix of recreational, agricultural and manufacturing businesses. The unemployment rate for Kankakee County was 5.7 percent as of June 1996. Kankakee Bancorp was included in the peer group due to its below average earnings level (56 basis points).

   - PERMANENT BANCORP, INC., is located in Evansville, Indiana and operates through a network of 11 offices in the Counties of Vanderburgh (population 168,250), Warrick (population 50,193), Gibson (population 32,246) and Dubois (population 38,775). The latest per capita income available for Vanderburgh, Warrick, Gibson and Dubois Counties was $17,960, $18,020, $14,850 and $16,999 respectively. The unemployment rates for Vanderburgh, Warrick, Gibson and Dubois Counties was 4.6, 4.3, 5.7 and 2.9 percent respectively. Seven of the Bank's offices are located in Vanderburgh County. Evansville has a diversified economy consisting of retail, manufacturing and service enterprises serving the Evansville area. Major employees include Whirlpool Corp., ALCOA Corp., Bristol-Myers Squibb, St. Mary's Medical Center, and Evansville-Vanderburgh SD. Permanent Bancorp was included in the peer group because it operates in a similarly diversified economy as Fairfield, although the population and industrial base of Evansville is smaller than Chicago. Permanent Bancorp has a similar concentration of permanent one-to-four family residential mortgage loans (37.0 percent of assets versus 39.2 percent for Fairfield).
     Permanent Bancorp, like Fairfield, has generated only modest earnings levels (ROA of 38 basis points). Permanent Bancorp shows a similar earning composition, with a below average net interest margin (260 basis points), similar non-interest operating expenses (229 basis points versus 238 basis points for Fairfield), below average yield/cost spread (228 basis points versus 211 basis points for Fairfield), and below average net interest margin to operating expense ratio (114 percent versus 100 percent for Fairfield).

   - SUBURBFED FINANCIAL CORP., is located in Flossmoor, Illinois and operates through a network of 12 offices encompassing the south and southwest Chicago metropolitan areas in Cook County, Will County (population 415,745), DuPage County (population 867,774) and Lake County, Indiana (population 483,145). The latest per capita income available for Cook, DuPage, Will and Lake Counties was $20,342, $27,391, $18,972 and $16,054 respectively. The unemployment rate for Cook, DuPage, Will and Lake Counties was 5.6, 3.6, 4.8 and 5.8 percent respectively. SuburbFed Financial Corp., was included as a peer due to its proximity to Fairfield, below average level of cash and investments (5.4 percent of assets versus
     3.4 percent for Fairfield), above average MBS (43.5 percent of assets versus 52.6 percent for Fairfield), below average net interest margin (282 basis points), below average

                                      3.11

     level of profitability (ROA of 50 basis points) and similar emphasis on one-to-four permanent mortgages (35.3 percent of assets versus 39.2 percent for Fairfield).


     We also reviewed the characteristics of other thrifts for inclusion in the peer group. The company shown below is a company that has some close similarities to Fairfield but was excluded from the comparative group for the reasons noted.

   - STANDARD FINANCIAL ,INC., is headquartered in Chicago, Illinois, and operates in Cook and Lake Counties. The company operates a network of 13 branch offices, has total assets of approximately $2.3 billion, and generated an ROA of 81 basis points. Although the company is geographically close to Fairfield, we excluded it from the comparative group based on its significantly greater asset size and branch office network.


FINANCIAL COMPARISONS

     Table 3.3 presents a comparison of Fairfield's recent operating results and current financial condition to those of the comparative group and the universe of all publicly-traded SAIF-insured thrifts for the most recent twelve-month period. A detailed comparison can be found in Exhibits III-2 through III-4. Significant differences between Fairfield and the comparative aggregates can be observed through an analysis of the figures presented in the table.

     (1) Fairfield's reported earnings over the most recent twelve month period were lower than that of the comparative group and the all publicly traded group. The Bank's reported ROA of 11 basis points compared to 70 basis points for the comparative group and 88 basis points for the all publicly traded group. Fairfield's lower earnings relative to the comparative group reflected a substantially lower net interest margin level and a lower level of non-interest operating income, partially offset

                                    TABLE 3.3
                             FAIRFIELD SAVINGS BANK
                            KEY FINANCIAL INDICATORS
                      FOR THE MOST RECENT TWELVE MONTHS (1)

                                                                       ALL
                                        FAIRFIELD       COMP.    PUBLICLY TRADED
PROFITABILITY:                         SAVINGS BANK     GROUP        THRIFTS
--------------                         ------------     -----        -------
(% OF AVERAGE ASSETS)
Net Income                                 0.11         0.70          0.88
Interest Income                            6.66         7.28          7.42
Interest Expense                           4.28         4.06          4.20
                                          -----        -----         -----
  Net Interest Margin                      2.38         3.22          3.22
Other Operating Income                     0.25         0.33          0.44
Non-Interest Expense                       2.38         2.44          2.27
Net Non-Operating Income(Loss)(2)         (0.07)       (0.05)         0.02
Extraordinary Items                        0.00         0.00          0.00
Adjusted Net Income(3)                     0.25         1.11          1.39

SELECTED SPREADS AND MARGINS:
Yield on Earning Assets                    6.90         7.61          7.72
Cost of Funds                              4.79         4.87          4.92
                                          -----        -----         -----
Yield-Cost Spread                          2.11         2.74          2.80
Net Earning Asset Position (4)             4.40        12.79         10.85
NIM/G&A Expenses                          100.0        133.7         150.1

FINANCIAL CONDITION:
(% OF ASSETS)
Cash and Investments                        3.4         21.5          19.4
Loans and MBS                              93.3         75.4          77.9
Deposits                                   70.5         70.4          71.8
Borrowings                                 20.5         13.6          13.7
Net Worth                                   7.0         14.8          13.1
Tangible Net Worth                          7.0         14.7          12.7

RISK MEASUREMENTS:
NPA/Assets                                 0.06         0.73          0.89
NPA/Equity                                 0.87         6.35         10.09
Reserves/Loans                             0.38         0.80          0.86


(1) COMPARATIVE GROUP FIGURES REPRESENT THE MOST RECENTLY REPORTED TRAILING TWELVE MONTHS ENDED JUNE 30, 1996 RESULTS; FAIRFIELDS' FIGURES COVER THE FISCAL YEAR ENDED JULY 31, 1996.
(2) INCLUDES NET GAINS (LOSSES) ON SALE OF LOANS AND OTHER ASSETS MINUS LOSS PROVISIONS ON LOANS AND OTHER ASSETS PLUS NON-RECURRING ITEMS (PRE-TAX BASIS).
(3) INCLUDES NET INTEREST MARGIN PLUS OTHER OPERATING INCOME LESS OPERATING EXPENSES, ON A PRE-TAX BASIS.
(4) TOTAL INTEREST-EARNING ASSETS LESS TOTAL INTEREST-BEARING LIABILITIES, AS A PERCENT OF ASSETS.


Source: Audited and unaudited financial statements. SNL Securities, corporate reports and offering circulars for publicly-traded companies.

                                      3.13

by a modestly lower level of non-interest operating expenses and loan loss provisions. The comparative group also generated modest levels of non-operating gains (7 basis points).

     (2) Fairfield's "adjusted net income," which for purposes of this analysis includes net interest income plus other non-interest operating income minus non-interest expenses, on a pre-tax basis, was significantly lower than that of the comparative peer group and the all publicly traded thrift group. The Bank's adjusted net income of 25 basis points compared to 111 basis points for the comparative group and 139 basis points for the all publicly traded group.

     (3) Fairfield's net interest margin was 238 basis points versus 322 basis points for the comparative group and for the all publicly traded group. The Bank's lower net interest margin reflected a lower yield/cost spread (211 basis points for Fairfield versus 274 basis points for the comparative group and 280 basis points for the all publicly traded group). The Bank's lower net interest margin also reflected its substantially lower net earning asset position relative to the comparative group's (4.40 percent for the Bank versus 12.79 percent for the peer group). After conversion, the Bank's net earning asset position will increase, and approach that of the comparative group. Fairfield's lower yield/cost spread relative to the comparative group reflects the Bank's significantly lower yield on earning assets which more than offset its lower cost of funds. The Bank has 52.6 percent of assets concentrated in lower yielding mortgage backed securities and only 40.7 percent of assets concentrated in loans. The comparative group had 62.0 percent of assets concentrated in loans.

                                      3.14

     (4) Fairfield generated 25 basis points of non-interest operating income compared to 33 and 44 basis points of non-interest operating income for the comparative group and all publicly traded group, respectively. The Bank and the comparative group have not been as successful in diversifying and expanding their revenue streams as the all publicly traded group. The Bank generates non-interest income from service charges, loan fees and other miscellaneous revenue sources. The Bank does not generate revenue from service corporation operations. Also, for the twelve months ended July 31, 1996, the Bank generated gains of 9 basis points related to litigation settlements on the Trails of Olympia Fields development.

     (5) Fairfield's operating expense ratio was modestly below that of the comparative group and industry average. The Bank's non-interest expense ratio of 238 basis points compared to the comparative group's ratio of 244 basis points and the all publicly traded group's ratio of 227 basis points. After conversion, with the establishment of the proposed ESOP and Stock Programs, additional expenses incident to being a public company, the Bank's overhead expense ratio will likely modestly increase.

     (6) Fairfield maintained a lower level of liquidity at July 31, 1996 when compared to its peers. Cash, cash equivalents and investment securities equaled
3.4 percent of assets for Fairfield versus 21.5 percent for the comparative group and 19.4 percent for the all publicly traded group. It is noted, however, that the Bank had 74 percent of MBS which were due to mature within seven years. Due to high levels of competition in the Bank's market area, the Bank had a lower percentage of earning assets concentrated in generally higher yielding loans. MBS and loans were 93.3 percent of total assets for Fairfield. This compared to the comparative and all publicly traded group's loan balances

                                      3.15

(including MBS) which equaled 75.4 percent and 77.9 percent of assets, respectively. However, Fairfield's lower yielding MBS portfolio equaled 52.6 percent of assets versus 13.4 percent for the comparative group. Also, the Bank's mortgage loans (excluding home equity loans) as a percent of assets (40.1 percent) was much smaller compared to that of the comparative group and all publicly traded group (56.1 and 60.8 percent, respectively).

     (7) Fairfield's tangible equity ratio of 7.0 percent of assets was well below the 14.7 percent tangible net worth ratio of the comparative group and the
12.7 percent ratio for the all publicly traded group. Fairfield will have a net worth ratio after conversion which will approximate that of the comparative group. However, Fairfield's ratio (on a consolidated basis) will be modestly higher than the industry average. The Bank's high MBS levels which partially reflect the limited lending opportunities due to higher competition, can be expected to result in limited earnings growth potential, which will likely translate into a lower return on equity ("ROE") relative to the comparative group.

     (8) Fairfield's level of non-performing assets has declined during the last four years. The Bank's ratio of non-performing assets ("NPA") as a percentage of assets and equity at July 31, 1996, was 0.06 and 0.87 percent, respectively, while the comparative group's NPAs as a percent of assets and equity were 0.73 and 6.35 percent, respectively. Fairfield maintained a reserves-to-loans ratio (0.38 percent) which was below that of the comparative group (0.80 percent) and the industry average (0.86 percent).

                        IV.   MARKET VALUE DETERMINATION


INTRODUCTION

     As discussed earlier, certain adjustments might be required to Fairfield's estimated market value relative to the comparative group to reflect the differences between the Bank and the members of the comparative group. The market value adjustments made are based upon certain financial and other criteria, including: quality and predictability of earnings, earnings growth potential, financial strength, market area, management, dividend payments, stock liquidity, thrift equity market conditions, and the actual marketing of the issue.

     The final section of this chapter identifies the estimated pro forma market value of the to-be-issued common shares and compares the resulting market value of the Bank with members of the comparative group and all publicly-traded companies as of the pricing date.

     The pro forma market value determined herein is a preliminary value for the Bank's common stock. Throughout the conversion process, any changes in Fairfield's financial performance will be reviewed. Also, any changes in the Bank's fundamental financial characteristics relative to the comparative group will be analyzed. Future updates, if deemed necessary before or at the time of the offering, will also consider current developments in the market for thrift stocks. In addition, the results of the Bank's conversion offering plus the results of pending conversion offerings in Fairfield's general region of the U.S. will be closely monitored.

QUALITY AND PREDICTABILITY OF EARNINGS/EARNINGS GROWTH POTENTIAL

     Market value adjustments to Fairfield's estimated pro forma market value must reflect both the sustainability of the Bank's earnings stream and earnings growth potential relative to the

                                       4.2

comparative group. We believe that investors look at both factors in determining an appropriate valuation of a company's stock.

     During the fiscal year ended July 31, 1991, Fairfield implemented a major restructuring of its securities portfolio. As a result of such restructuring which resulted in a net writedown on the securities portfolio of approximately $6.1 million, the Bank reported a large net loss in fiscal 1991. However, since fiscal 1991, Fairfield has been successful in generating a positive, albeit variable, net earnings stream. The Bank reported moderately high earnings results in fiscal years 1992 through 1994, as a result of improved net interest margins and gains on sale of real estate associated with Olympia Fields as well as gains on sale of securities (in fiscal 1992 and 1994). Fairfield's reported ROA ranged between 107 and 125 basis points during this three year time period. It should be noted that Fairfield's investment in real estate has declined in the last few years as the Bank has sold off most of the parcels of property in the Olympia Fields project. As a result, real estate related non-interest expenses have declined. Also, the extent of any future real estate gains is uncertain.

     Since fiscal 1993 Fairfield's core earnings levels have declined. In fact, reported net income declined to $982,000 or an ROA of 50 basis points in fiscal 1995 and $226,000 or an ROA of 11 basis points in the latest fiscal year ended July 31, 1996. After peaking at $6.541 million, or a net interest margin of 348 basis points in fiscal 1993, the Bank's net interest income has steadily declined to $4.704 million, or a net interest margin of 238 basis points in fiscal 1996. During this time period, Fairfield's interest rate spread has declined 141 basis points.

     The decline in Fairfield's net interest spreads and margins to below average levels, particularly over the last two years, reflects the characteristics of the Bank's earning asset portfolio:

                                       4.3

   - Approximately 91 percent of the Bank's loan portfolio is comprised of fixed-rate one-to-four family residential mortgages versus generally higher yielding loan types.

   - Largely as a result of intense competition for loan originations, Fairfield has supplemented its lending activities with investments in mortgage-backed securities. The Bank maintains a high concentration of fixed-rate mortgage-backed securities, including MBS with balloon maturities. At July 31, 1996, MBS equaled $102.4 million or almost 53 percent of total assets. The high concentration of lower yielding MBS has served to reduce Fairfield's earnings asset yield potential and interest rate spreads, as the yield on the securities falls well below the yields on loans.

   - Given the fixed rate nature of Fairfield's loan and MBS portfolios, the Bank faces significant interest rate risk. The current rising interest rate environment has resulted in the erosion of the Bank's interest rate spreads and margins.


     Both Fairfield's and the comparative group's profitability levels fall below the thrift industry average. The comparative group's ROA of 70 basis points compared to Fairfield's ROA of 11 basis points. The Bank's lower ROA primarily reflected its lower net interest margin of 238 basis points (versus 322 basis points for the comparative group), but the Bank also reported a lower level of non-interest income. However, Fairfield did generate a modestly lower operating expense ratio. It is important to note that, while certain members of the comparative group have also maintained high levels of mortgage-backed or other investment securities in relation to loans, the comparative group, on the whole, has been able to generate a notably higher net interest margin level.

     In summary, notwithstanding Fairfield's strategy to increase loan balances after conversion, given the existing balance sheet structure of the Bank and competitive lending conditions in and around the Bank's primary market areas in Cook and Lake Counties, net interest margin and overall earnings growth potential will remain limited, at least over the near term. Therefore, based on the

                                       4.4

factors noted above, we believe a moderate discount to Fairfield's estimated pro forma market value relative to the comparative group is appropriate.

FINANCIAL STRENGTH

     CAPITAL LEVELS

     Fairfield's pre-conversion equity to assets ratio of 7.0 percent is below that of the comparative group and the all publicly traded thrifts. The additional capital raised through conversion is expected to increase the Bank's ratio (on a consolidated basis) to modestly above the industry average and similar to that of the comparative group. With a post-conversion equity ratio of between 13 and 14 percent, this will result in a company with a substantial capital cushion and financial flexibility. However, as previously noted, it is uncertain whether Fairfield will be able to effectively leverage its capital position to enhance investor (shareholder) returns.

     ASSET/LIABILITY POSITION

     Fairfield has taken a number of steps to restructure its assets and liabilities in order to mitigate interest rate risk. In recent years, the Bank has attempted to invest in mortgage-backed securities having balloon maturities of five or seven years. However, Fairfield currently maintains no adjustable-rate MBS. Fairfield also maintains significant levels of available for sale securities which serves to enhance the overall liquidity of the Bank's securities portfolio. At July 31, 1996, approximately 95 percent of the Bank's residential mortgage loan portfolio contained fixed-rate product. While the Bank's fixed-rate lending program tries to focus on loans with terms of 15 years or less, a substantial majority of existing loans have original maturities of 30 years. In summary,

                                       4.5

given the heavy fixed-rate nature of Fairfield's loan and MBS portfolios, the Bank has remained vulnerable to increases in interest rates.

     Partially offsetting the interest rate risk of Fairfield's earnings asset portfolio, Fairfield's deposit portfolio includes a relatively large percentage of lower costing core deposits which can be more resistant to interest rate changes than certificate accounts. At July 31, 1996, $65.8 million or 48.0 percent of the Bank's total deposits consisted of passbook savings, transaction or other non-certificate accounts. However, as is the case with most of the comparative group thrifts, the Bank's base of passbook savings and other lower costing accounts has been replaced by higher balances of time deposit accounts during the last two years. Fairfield has also relied heavily on wholesale borrowings with various maturity structures to fund asset growth. At July 31, 1996, FHLB borrowings equaled 20.5 percent of assets.

     Certain of the comparative group thrifts have also maintained a heavy base of investment and mortgage-backed securities. Four of the comparative group institutions in particular, SuburbFed, Avondale, Damen and Permanent, have maintained heavy balances of MBS or other securities to supplement their lending activities. However, on average, the comparative group maintains a greater concentration of its assets in higher yielding loans versus securities. Also, the comparative group, while also emphasizing one-to-four family residential lending, has sought greater loan diversification. However, like Fairfield, the comparative group thrifts' efforts to improve asset/liability mismatches have also been limited due to the generally short-term nature of their deposit and borrowing bases.

                                       4.6

     ASSET QUALITY

     Fairfield has achieved low non-performing asset levels over the last four years. The Bank's high asset quality is due to conservative loan underwriting policies which is reflected by a loan portfolio dominated by local, one-to-four family mortgage loans. At July 31, 1996, the Bank's non-performing assets equaled 0.06 percent of total assets. This compared to a non-performing asset ratio of 0.73 percent for the comparative group. At July 31, 1996, Fairfield's allowance for loan losses equaled 0.38 percent of loans, which percentage is below both the thrift industry average of 0.86 percent and the comparative group average of 0.80 percent. However, management believes Fairfield's low ratio reflects the Bank's strong asset quality.

     On balance, based on all the factors discussed in this section, we believe that no specific adjustment to Fairfield's estimated pro forma market value relative to the comparative group is warranted.

MARKET AREA

     Fairfield's three offices include its two largest deposit offices in Chicago and another branch office in Norridge, both in Cook County, plus its main office in Lake County. Based on Fairfield's branch locations and deposit and lending activities, the Bank's primary market areas encompass the northern portions of Chicago and the northwest suburbs. The Chicago metropolitan area is among the nation's most economically and ethnically diverse communities. Approximately 75 percent of Fairfield's deposit base is generated from its branch offices in Cook County.

     The Bank's branch offices in Cook County, particularly the Chicago office, are surrounded by generally older ethnic communities offering limited lending opportunities while the Long Grove

                                       4.7

office in Lake County is surrounded by market areas that are experiencing greater population and economic growth as well as greater lending potential. The Bank's branch office network has expanded into the western portions of the Chicago metropolitan area which has benefited from in influx of new industries and workers into the area. While slowing over the last few years, Lake, DuPage and some of the other counties west of Chicago have experienced active residential development. The Bank's branch offices face competition from over 1,250 thrift, savings bank, commercial bank and credit union offices in Cook County and almost 170 offices within Lake County. While Fairfield has successfully established a strong core deposit base within its limited market area within Cook County, it has only a very small percentage of the total deposit base within Cook and Lake Counties, well below one percent. The Bank will continue to face increasing competition from financial institutions in Chicago and those institutions moving into the Lake County market area and the other counties west and northwest of Chicago.

     In general, the comparative group thrifts operate within market areas with similar economic bases (although with varying degrees of economic and population growth, with four of the comparative thrifts also operating in or close to the Chicago marketplace and most of the other comparatives operating in large metropolitan or suburban areas), although, on the whole, their surrounding market areas have not experienced the same strong growth that portions of the western suburbs in Chicago have. The comparative group thrifts also face strong competition in their local markets. However, certain of the thrifts operate over larger geographic bases due to larger branch office networks and also enjoy strong core deposit bases.

     Based on the above, we have made no adjustment to Fairfield's pro forma market value for the factors discussed in this section.

                                       4.8

DIVIDEND PAYMENTS

     While there is no specific plan to pay cash dividends immediately after conversion, Fairfield may consider a policy of paying cash dividends on the common stock in the future. However, no determination has been made at this time as to the amount or timing of such dividends. Any payment of dividends would be considered relative to management's intention to retain earnings for future growth and to assure compliance with the increased capital requirements mandated by The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"). Fairfield's post-conversion capital ratio, however, should facilitate the payment of any future dividends.

     Eight of the ten comparative group members are currently paying cash dividends with dividend yields ranging from 1.9 percent to 3.2 percent. Approximately 75 percent of all publicly-traded thrifts are paying dividends. We believe that investors are more sensitive to dividend paying capacity and look forward to at least a minimal cash dividend shortly after conversion, especially given future price increases remains an unknown and investors are seeking tangible returns on investments. However, it is also reasonable to expect that investors will look favorably upon earnings retention policies in light of increased capital requirements and need for capital to support growth and revenue diversification strategies. Therefore, given the number of thrifts (including the number of comparative group thrifts) currently paying cash dividends, we have made a slight downward adjustment to Fairfield's pro forma market value for this factor.

MANAGEMENT AND EMPLOYEE STAFFING

     Fairfield's executive management team is concentrated in six individuals who are responsible for the lending, finance and operations areas of the Bank. These individuals have had a varying

                                       4.9

number of years of experience in the thrift industry. The organization chart and vesting of responsibility is typical of a moderately small savings institution. However, the relatively small size of Fairfield requires that multiple line responsibilities be concentrated in a small handful of people. The management team is part of a total staff of 48 full-time and 17 part-time employees (as of July 31, 1996). Fairfield's management appears to have established a favorable reputation for the Bank in the communities in which it operates. With the recent hiring, in September 1996, of a new Chief Lending Officer, the Bank has no specific plans for staff increases after conversion. However, any expansion or diversification of operating activities would likely require that the size and experience of management and staff be expanded.

     The comparative savings institutions, to varying degrees, have undertaken expansion of their management teams and support staff as part of their expansion and diversification strategies, many of which have had these strategies in place for some time. Most savings institutions have been confronted with the need to expand and restructure their management team in response to significant changes in financial, regulatory and operational challenges.

     On balance, we believe that no specific adjustment to Fairfield's pro forma market value relative to that of the comparative group is warranted for managerial factors.

LIQUIDITY OF THE ISSUE

     The comparative group contains nine companies that trade on the NASDAQ system and one on the American Stock Exchange. The Holding Company has applied and expects to have the common stock quoted on the NASDAQ National Market. Given the size of the offering and the level of market capitalization of Fairfield's stock after conversion, it can be expected that the

                                      4.10

Holding Company's common stock will have a moderate degree of trading activity and liquidity. The comparative group of savings institutions has experienced varying degrees of activity and, therefore, liquidity in their stocks. The market capitalization of the comparative group can be expected to be only modestly higher than that of Fairfield. Therefore, the Holding Company's stock can be expected to have a roughly similar level of liquidity. Based on the foregoing, we believe that no specific adjustment to the pro forma market value of Fairfield relative to that of the comparative group is warranted.

SUBSCRIPTION/COMMUNITY INTEREST

     In accordance with the Bank's Plan of Conversion, it is currently planned that the shares of Fairfield's stock will be offered to certain priority groups, in a Subscription Offering, in the following order: (i) Eligible Account Holders; (ii) Tax-Qualified Employee Plans; (iii) Supplemental Eligible Account Holders; (iv) Other Members; and, (v) Bank Employees. If any shares are available at the conclusion of the Subscription Offering, Fairfield plans to offers share in a Community Offering. Fairfield has retained Hovde Securities, Inc., to consult with and advise the Bank in the stock offering and assist in the distribution of shares, on a best efforts basis.


     After an extended period of declining numbers of conversions during the end of 1989 and into 1990, new conversion offerings increased during 1991 and 1992 as interest rates declined and thrift profitability improved, and a core group of surviving and healthy thrifts emerged from the thrift industry's unfavorable financial plight. New thrift equity offerings have generated mixed results. Investors appear to be most interested in thrifts with: (1) strong capital positions, (2) strong earnings levels, and (3) good asset quality. The more marginal thrifts are experiencing less interest by

                                      4.11

investors. Through the first quarter of 1996, new thrift issues also generated increased interest due to the performance of stock prices of selected recently converted thrifts. These thrift stock prices benefitted from (1) earnings and earnings per share improvements as a result of lower interest rates and (2) the repurchase of stock by several of the recently converted thrifts, which has generally fueled stock price appreciation. Also, speculative interest, as a result of the high level of merger and acquisition activities in the banking and thrift industries, generated renewed demand for many of the recent conversion offerings.

     Notwithstanding a slow economic recovery and continued weak real estate markets, investor demand for thrift conversion offerings remained generally favorable in 1993 and the first eight months of 1994. In particular, during this time frame, there was a notable increase in the number of successfully completed conversion offerings by the better performing thrift institutions. However, between November 1994 and January 1995, conversion offerings met considerable resistance from the investment community as financial institution stocks fell out of favor with many investors. At least 15 conversion offerings were forced into resolicitations in late 1994 and early 1995. However, during the second half of 1995 and first quarter of 1996, the interest in thrift conversion offerings increased. However, during the second quarter of 1996, interest rates increased and thrift stock prices remained essentially flat overall. While thrift prices began to move up again during August and early September, the number of and level of investor interest in conversion offerings has not matched the number and level generated through the first quarter of 1996.

     Also, the after-market price performance of recently converted thrifts has not matched the price performance experienced by thrifts which converted prior to 1996. The average and median price

                                      4.12

increases for the 34 publicly traded thrifts which converted since the end of March 1996 are 17.5 and 14.4 percent, respectively.

     The recent uncertain environment for new thrift offerings has been factored into our determination of the estimated pro forma market value of Fairfield.

STOCK MARKET ENVIRONMENT

     In an attempt to define and monitor the market for publicly-traded thrift institutions, we have utilized the SNL Index, which measures the relative price movements of all publicly-traded thrifts and is compiled by SNL Securities. Table 4.1 details the performance of the index since 1989, which reflects market forces such as the supply of and demand for thrift stocks, expected inflation levels, interest rate changes, thrift industry regulatory changes, and the overall economic strength in the U.S. With minor exception, for an 18-month period beginning with the second half of 1989, thrift prices followed a generally downward trend reflecting investor concerns over the new capital regulations stemming from FIRREA and the downturn in the real estate markets in many portions of the country. At the beginning of 1990, thrift prices appeared to have also been adversely impacted by a rise in long-term interest rates and uncertainty regarding the continued financial viability of the thrift industry. As a result, over the first few months of 1990, the number of conversion offerings remained low. In the wake of continued negative press on the state of the real estate markets across the country and the financial difficulties of both commercial banks and thrifts, financial institution stock prices suffered significant price erosion through 1990. Also, overall, thrift conversion activity remained weak through most of 1990.

                                    TABLE 4.1
                               THRIFT STOCK INDEX
                      RELATIVE TO LONG AND SHORT-TERM RATES


                             3-MONTH      12-MONTH     LONG-TERM
                PRIME        T-BILL        T-BILL      T-SECUR.        THRIFT
 WEEK OF      RATE (1)      RATE (1)      RATE (1)     RATE (1)       INDEX (2)
--------------------------------------------------------------------------------
                              (LAST DAY OF QUARTER)

03/31/89       11.50          9.00          8.94         9.31           170.7
06/29/89       11.00          8.03          7.35         8.23           231.6
09/29/89       10.50          7.84          7.78         8.41           210.0
12/29/89       10.50          7.68          7.30         8.09           162.5

03/30/90       10.00          7.85          7.75         8.68           149.6
06/29/90       10.00          7.77          7.33         8.63           144.4
09/28/90       10.00          7.29          7.25         9.14            96.2
12/28/90       10.00          6.48          6.37         8.35            96.6

03/29/91        9.00          5.82          5.94         8.35           127.6
06/28/91        8.50          5.56          5.96         8.53           130.8
09/27/91        8.00          5.16          5.20         7.86           142.0
12/27/91        9.50          3.81          3.97         7.38           140.0

03/27/92        9.00          4.03          4.40         7.91           155.2
06/26/92        8.50          3.64          3.94         7.65           168.2
09/25/92        8.00          2.69          3.38         7.11           165.3
12/31/92        6.50          3.18          3.49         7.19           201.1

03/26/93        6.50          2.93          3.16         6.60           227.8
06/25/93        6.00          3.09          3.37         6.44           216.7
09/24/93        6.00          2.93          3.26         5.99           252.1
12/31/93        6.00          3.02          3.45         6.22           252.5

                              (LAST WEEK OF MONTH)

01/28/94        6.00          2.93          3.35         6.16           257.2
02/25/94        6.00          3.34          4.08         6.54           248.0
03/25/94        6.25          3.31          4.15         6.90           249.4
04/29/94        6.75          3.59          4.72         7.24           248.3
05/27/94        7.25          4.18          5.00         7.44           262.6
06/24/94        7.25          4.17          5.00         7.47           267.5
07/29/94        7.25          4.42          5.22         7.57           276.7
08/26/94        7.68          4.55          5.31         7.58           285.9
09/30/94        7.68          4.68          5.58         7.58           279.7
10/28/94        7.68          5.01          5.86         8.08           262.0
11/25/94        8.50          5.31          6.22         8.10           240.5
12/30/94        8.50          5.52          6.74         7.93           244.7

01/27/95        8.50          5.78          6.56         7.98           256.5
02/24/95        9.00          5.72          6.15         7.61           278.7
03/31/95        9.00          5.68          5.94         7.43           278.4
04/28/95        9.00          5.65          5.82         7.32          295.44
05/25/95        9.00          5.69          5.59         6.81          306.43
06/30/95        9.00          5.43          5.33         6.53          313.45
07/28/95        8.75          5.45          5.39         6.82          328.68
08/25/96        8.75          5.41          5.37         6.62          362.29
09/29/95        8.75          5.26          5.37         6.62          362.29
10/27/95        8.75          5.24          5.29         6.34          355.46
11/24/95        8.75          5.35          5.14         6.26          368.62
12/29/95        8.50          4.89          4.94         5.97          365.18

01/16/96        8.25          4.97          4.79         6.00          365.10
02/23/96        8.25          4.82          4.78         6.35          376.23
03/29/96        8.25          5.00          5.13         6.70          382.13

                               (LAST DAY OF WEEK)

04/05/96        8.25          5.01          5.18         6.74          385.81
04/12/96        8.25          4.97          5.31         6.96          375.63
04/19/96        8.25          4.85          5.21         6.88          379.42
04/26/96        8.25          4.96          5.21         6.88          379.52

05/03/96        8.25          5.00          5.33         7.04          371.87
05/10/96        8.25          5.00          5.35         7.11          373.88
05/17/96        8.25          5.01          5.28         6.96          381.81
05/24/96        8.25          5.04          5.27         6.93          383.49
05/31/96        8.25          5.04          5.39         7.02          382.99

06/07/96        8.25          5.09          5.46         7.08          384.37
06/14/96        8.25          5.11          5.52         7.23          384.80
06/21/96        8.25          5.07          5.46         7.17          384.28

07/05/96        8.25          5.12          5.44         6.98          383.90
07/12/96        8.25          5.17          5.60         7.20          375.57
07/19/96        8.25          5.13          5.47         7.08          378.92
07/26/96        8.25          5.16          5.54         7.05          385.12

08/02/96        8.25          5.20          5.55         7.07          397.65
08/09/96        8.25          5.05          5.30         6.77          400.08
08/16/96        8.25          5.12          5.29         6.79          406.37
08/23/96        8.25          5.03          5.33         6.85          408.39
08/30/96        8.25          5.06          5.45         7.03          408.34

09/06/96        8.25          5.18          5.61         7.15          410.76


 (1) U.S. Financial Data, The Federal Reserve of St. Louis
 (2) SNL Securities - Thrift Stock Indexes

                                      4.14

     Beginning in January 1991, stock prices, in general, moved higher reflecting a sharp rally in the financial markets. Financial institution stocks led this rally which reflected lowering interest rates and market euphoria over the successes in the Persian Gulf War. However, the financial markets continued to experience notable instability reflecting the prevailing recessionary conditions including depressed real estate markets. This adversely impacted the operating results of certain financial institutions and simply served as a destabilizing influence for the stock market. However, while thrift stock prices experienced a limited level of variability, such prices generally moved upward during much of 1992. The declining interest rate environment and improving net interest margins resulted in generally favorably earnings reports for financial institutions. In particular, reports of record earnings for the thrift industry for 1992 and 1993 fueled moderate stock price appreciation through much of 1993.

     In the early portion of 1994, thrift stock prices remained relatively flat as the general direction of interest rates was uncertain. However, any negative impact caused by the rise in interest rates in the spring of 1994 was offset apparently due to the announcement of interstate banking legislation. This legislation has created speculation that thrifts will be more easily acquired and the thrift industry will consolidate. While the market for thrift stocks faltered in March and April of 1994, stock prices resumed their upward trend until October 1994, when the rise in interest rates led to speculation that financial institutions would generate less earnings in future periods. The decline in thrift stock prices in the last quarter of 1994 was dramatic. However, overall, thrift prices advanced during most of 1995, as the yield curve flattened and long-term interest rates declined. Also, heavy merger and acquisition activity in both the bank and thrift industries fueled speculative

                                      4.15

trading in many thrift stocks during 1995 and early 1996. However, between the first quarter of 1996 and end of July, thrift stocks did not experience any upward pricing momentum and prices remained relatively flat overall. Thrift stocks appeared to be adversely impacted by the rise in interest rates, particularly during late spring and early summer. More recently, with the relative stabilization of long-term interest rates in August and the announcement of record earnings for the thrift industry during the first part of 1996, thrift prices have resumed their upward movement.

     Chart 1 reflects the performance of the stock market since the passage of the FIRREA legislation. As noted, the overall favorable performance of financial institution stock prices during 1991 through the third quarter of 1994 reflects the recapture of losses sustained during 1989 and 1990. However, the chart reflects a significant downturn in financial related stocks in the last quarter of 1994, followed by a recovery during 1995. These factors, both positive and negative, have been factored into our valuation considerations.

VALUATION APPROACH

     Three approaches have been considered appropriate to determine the pro forma market value estimate of a converting savings institution: (1) price/earnings, (2) price/book value, and (3) price/assets. We believe that investors place their primary emphasis on making purchase decisions based on the recent earnings results and expected profitability of savings institutions. Therefore, we believe it is appropriate to place considerable emphasis on the pro forma price/earnings valuation approach in deriving a fair market value for a converting savings institution. However, price/earnings ratios for some savings institutions have become less meaningful over the last few years as a result of the variability of reported earnings. Also, as in the case of Fairfield, when an institu-

                                   [CHART 1]
                   HOW FINANCIAL SERVICE COMPANIES HAVE FARED
                             RELATIVE TO THE MARKET

Line graph indicating the performance of the Dow Jones Industrial, NYSE Financial, NASDAQ Banks and S&L Index from September 1989 to September 1996.

                                      4.17

tion generates a very low earnings level, an over emphasis on the use of the pro forma price/earnings approach will not result in a totally meaningful estimated market value. Therefore, we also generally give considerable weight to the pro forma price/book value approach. This valuation method also is closely analyzed by investors in making investment decisions. However, it is important to note that the "book value" of a company is an accounting derived concept that represents the historically accumulated retained earnings of such entity. Such book value does not necessarily take into consideration the current earnings power of the company. Obviously, a converting thrift institution has a base of capital in place prior to the time of conversion. To attempt to value such converting institution at a pro forma book/value ratio equal to or even close to the price/book value ratios of publicly traded stock institutions will result, in most instances, in an unrealistic valuation that is unacceptable in the marketplace. Thus, a disproportionate reliance on a price/book value approach may result in unrealistic estimated pro forma market value for the Bank. This is particularly true since investors will be seeking a certain minimum, and thus reasonable, return on equity ("ROE"). Therefore, we believe that in determining an appropriate value for a converting institution such as Fairfield, the pro forma price/book value ratio must be balanced against the pro forma price/earnings ratio plus the pro forma price/assets ratio.

     One other valuation method, the pro forma price/assets ratio, is most applicable for valuing savings institutions with low net worth and/or very low operating income or losses. Since Fairfield has generated declining earnings levels in recent years and reported a very low earnings level for the latest twelve months ended July 31, 1996, we have also looked closely at the price/assets valuation approach.

                                      4.18

     In analyzing the appropriate pro forma pricing ratios and the resulting estimated fair market value for the to-be-issued shares of common stock of Fairfield, we have considered the following strengths and weaknesses of the
Bank:

   - Fairfield's core earnings levels have declined since fiscal 1993. The Bank reported a significantly lower level of profitability for the latest twelve months ended July 31, 1996, relative to that of the comparative group. The Bank's ROA of 11 basis points compared to an ROA of 70 basis points for the comparative group. Fairfield's lower profitability primarily reflects a lower interest rate spread and net interest margin.

   - Given the fixed rate nature of Fairfield's loan and MBS portfolios, the Bank faces significant interest rate risk. The current rising interest rate environment has resulted in the erosion of the Bank's interest rate spreads and margins. Also, the heavy concentration of lower yielding MBS has served to reduce Fairfield's earning asset yield potential and interest rate spreads. After conversion, Fairfield plans to gradually increase the level of loan balances relative to MBS levels.

   - Fairfield has achieved low non-performing asset levels over the last four years and the Bank's asset quality level is favorable relative to the comparative group.

   - The infusion of capital through conversion will result in a strong equity position for the Bank. The Bank's post-conversion consolidated equity ratio of between 13 and 14 percent is expected to be modestly above the average for all publicly traded thrifts and approximate the comparative group average.


     Based on Fairfield's fundamental financial and other characteristics relative to the comparative group as discussed in this chapter, on balance, we believe that a moderate valuation discount for the Bank is appropriate. Such valuation adjustment reflects the Bank's lower core earnings level. Also, we believe that, as a converting institution, a new issue discount is appropriate for Fairfield.

     Based on the above factors and the pricing ratios of the ten comparative group thrifts, we believe that the following pro forma pricing ratios and discounts (on a price/book value and price/assets basis) are appropriate for
Fairfield:

                                      4.19


                                    TABLE 4.2
                          COMPARATIVE PRICING ANALYSIS
                             FAIRFIELD SAVINGS BANK

                                                     DISCOUNT (PREMIUM) TO THE
PRICING RATIO                                            COMPARATIVE GROUP
-------------                                            -----------------

Price/Book Value             62.53%        Mean                24.0%
                                           Median              24.9%

Price/Earnings               25.39x(1)     Mean               (48.0%)
                                           Median             (53.1%)

Price/Assets                  8.29 %       Mean                30.8%
                                           Median               2.9%

 (1) Based on reported earnings of $226,000 for the twelve months ended July 31, 1996; assumes 1,750,000 shares outstanding (total shares issued in the conversion at the midpoint value). Under SOP No. 93-6 there would be 1,624,000 shares outstanding for the earnings per share calculation, resulting in a pro forma price/earnings ratio of 23.81x.


     We believe that Fairfield's pro forma price/book value ratio, when analyzed in conjunction with the Bank's pro forma price/earnings and price/assets ratios, results in an appropriate estimated pro forma market value. We believe that Fairfield's pricing ratios are appropriate for a newly converting thrift institution, particularly based on the pricing characteristics of two Chicago area institutions which either recently converted or is in the process of converting, as shown below:

                                      4.20

                               CONVERSION PRICING

                                                                                  PRICING
                              AT TIME OF CONVERSION                             AT MIDPOINT
                      ------------------------------------         -------------------------------------
                                                                                PRICE/BOOK       PRICE/
                                     EQUITY/      12 MONTH         OFFERING        VALUE        EARNINGS
INSTITUTION           ASSETS         ASSETS          ROA            AMOUNT         RATIO          RATIO
-----------           ------         ------          ---            ------         -----          -----
                      ($000s)                                       ($000s)
Park Federal
  Savings Bank       $149,387         11.8%         0.65%           $24,000        63.0%          17.6x
Chicago, IL

Home Federal
 of Elgin            $306,688         12.1%         0.72%           $53,000        64.5%          16.6x
Elgin, IL

Home Federal's conversion is currently in process. Park Federal converted on August 12, 1996. Park Federal converted at $10.00 per share with a conversion P/B ratio of 66.6 percent. Park Federal's stock was trading at $10.31 per share on September 6, 1996, or a 3.1 percent increase over its IPO price.


VALUATION CONCLUSION

     It is therefore our opinion that, as of September 6, 1996, the estimated pro forma fair market value of Fairfield was $17,500,000, based on 1,750,000 shares at $10.00 per share. The resulting range of value was $14,875,000 or 1,487,500 shares, to $20,125,000 or 2,012,500 shares, both based on $10.00 per share. Pro forma calculations which include the impact of an eight percent purchase by Fairfield's Employee Stock Ownership Plan ("ESOP") and a four percent purchase by the Stock Programs subsequent to conversion are shown in Table 4.3 and in Exhibits IV-2 through IV-7. Subject to market conditions at the time of the offering, an overallotment provision up to 15 percent above the maximum value, or $23,143,750 could be made available.

                                    TABLE 4.3
                              PRO FORMA COMPARISON
               CONVERTING INSTITUTION VERSUS THE COMPARATIVE GROUP

FAIRFIELD SAVINGS BANK
As of September 6, 1996
Ticker    Name & State                  Price(1)    Mk Value     P/E (3,4)     P/Book     P/TBook       P/Assets       DivYld
-------   ------------                  --------    --------     ---------     ------     -------       --------       ------

                                             ($)      ($Mil)           (x)        (%)         (%)            (%)          (%)

          FAIRFIELD SAVINGS BANK (2)
          --------------------------
          Before Conversion                10.00         N/A           N/A        N/A         N/A            N/A          N/A
          Pro Forma SuperMaximum           10.00       23.14         27.27      70.43       70.43          10.68         0.00
          Pro Forma Maximum                10.00       20.13         26.36      66.52       66.52           9.42         0.00
          Pro Forma Midpoint               10.00       17.50         25.39      62.53       62.53           8.29         0.00
          Pro Forma Minimum                10.00       14.88         24.18      57.84       57.84           7.13         0.00

          COMPARATIVE GROUP  (10)
          -----------------------
          Averages                         16.89       35.52         17.16      82.27       83.28          11.98         1.83
          Medians                          15.19       32.23         16.58      83.25       84.19           8.54         2.01

          ALL SAIF-INSURED THRIFTS  (329)
          -------------------------------
          Averages                         17.33      125.39         14.22     108.99      112.11          13.74         1.99
          Medians                          15.50       37.77         13.33     100.85      103.12          11.85         2.05

          COMPARATIVE GROUP
          -----------------
AVND      AvondaleFinCorp-IL              13.875        50.0         14.92       85.0        85.0           8.43         0.00
CBCI      Calumet Bancorp-IL              28.125        68.1         12.02       84.6        84.6          13.61         0.00
DFIN      DamenFinCorp-IL                 11.500        43.1         22.55       83.0        83.0          19.23         2.09
FMBD      FirstMutualBanc-IL              13.250        54.7         20.07       78.7        78.7          18.12         2.11
GFCO      GlenwayFinCp-OH                 20.250        23.2         15.00       87.6        89.7           8.47         3.20
GTPS      GreatAmrcnBncrp-IL              13.500        23.6            NA       75.0        75.0          20.88         2.96
HZFS      HorizonFinSvcs-IA               14.125         6.3         16.82       75.4        75.4           8.61         2.27
KNK       KankakeeBancorp-IL              20.750        29.8         16.34       83.8        90.2           8.28         1.93
PERM      PermanentBancp-IN               16.250        34.7         23.90       86.3        87.5           8.46         1.85
SFSB      SuburbFedFinCp-IL               17.250        21.7         12.87       83.3        83.7           5.73         1.86

 Ticker   Name & State                            Ttl Assets       Eq/Asst     TgEq/A      EPS(3)        ROAA(3)      ROAE(3)
-------   ------------                            ----------       -------     ------      ------        -------      -------
                                                      ($000)           (%)        (%)         ($)            (%)          (%)

          FAIRFIELD SAVINGS BANK (2)
          --------------------------
          Before Conversion                          194,624          6.98       6.98         N/A           0.12         1.68
          Pro Forma SuperMaximum                     216,684         15.17      15.17        0.37           0.41         2.62
          Pro Forma Maximum                          213,714         14.16      14.16        0.38           0.37         2.56
          Pro Forma Midpoint                         211,131         13.26      13.26        0.39           0.34         2.49
          Pro Forma Minimum                          208,548         12.33      12.33        0.41           0.31         2.42

          COMPARATIVE GROUP  (10)
          -----------------------
          Averages                                   324,836         14.77      14.67        1.04           0.70         5.01
          Medians                                    330,431         10.68      10.68        0.89           0.59         4.88

          ALL SAIF-INSURED THRIFTS  (329)
          -------------------------------
          Averages                                 1,316,246         13.08      12.75        1.34           0.88         8.03
          Medians                                    317,315         10.33      10.25        1.24           0.89         7.36

          COMPARATIVE GROUP
          -----------------
AVND      AvondaleFinCorp-IL                         592,771          9.93       9.93        0.93           0.62         5.82
CBCI      Calumet Bancorp-IL                         500,814         16.08      16.08        2.34           1.31         7.85
DFIN      DamenFinCorp-IL                            237,296         23.16      23.16        0.51           0.89         4.28
FMBD      FirstMutualBanc-IL                         301,690         23.02      23.02        0.66           0.98         3.80
GFCO      GlenwayFinCp-OH                            273,890          9.67       9.46        1.35           0.56         5.82
GTPS      GreatAmrcnBncrp-IL                         119,662         27.85      27.85        0.43           0.70         2.44
HZFS      HorizonFinSvcs-IA                           73,464         11.42      11.42        0.84           0.53         4.38
KNK       KankakeeBancorp-IL                         359,171          9.88       9.25        1.27           0.56         5.37
PERM      PermanentBancp-IN                          411,213          9.78       9.67        0.68           0.38         3.47
SFSB      SuburbFedFinCp-IL                          378,388          6.88       6.85        1.34           0.50         6.91

(1)  Closing or Last Trade.
(2)  Based on $10.00 per share.
(3)  Excludes extraordinary items.
(4) Market average P/E ratios exclude firms with P/E ratios in excess of 30 times earnings.


Sources: Audited and unaudited financial statements for Fairfield Savings Bank SNL Securities and the publicly traded companies' reported stock prices.

CAPITAL RESOURCES GROUP, INC.


                                   LIST OF EXHIBITS
                            FAIRFIELD SAVINGS BANK, F.S.B.


EXHIBIT
NUMBER        DESCRIPTION

    I-1  Map of Office Locations
    I-2  Audited Financial Statements
    I-3  Loan Portfolio
    I-4  Loan Originations and Sales
    I-5  Loan Maturities
    I-6  Allowance for Loan Losses
    I-7  Mortgage-Backed Securities Portfolio
    I-8  Deposit Portfolio
    I-9  Borrowings
    I-10 Yield-Cost Spreads
    I-11 Board of Directors and Management Biographical Information I-12 Pending and Completed Thrift Acquisitions in Illinois

    II-1 Economic and Demographic Data
    II-2 Earnings By Industry
    II-3 Economic and Demographic Projections
    II-4 Deposit Summary
    II-5 Construction Authorized By Building Permits

   III-1 General Characteristics of Publicly-Traded Thrifts
   III-2 Financial Condition
   III-3 Income and Expense Trends
   III-4 Selected Spreads and Risk Margins

    IV-1 Market Value Characteristics of Publicly-Traded Thrifts IV-2 Pro Forma Effect of Conversion Proceeds - At the Minimum IV-3 Pro Forma Effect of Conversion Proceeds - At the Midpoint IV-4 Pro Forma Effect of Conversion Proceeds - At the Maximum IV-5 Pro Forma Effect of Conversion Proceeds - At the Supermax IV-6 Pro Forma Analysis Sheet
    IV-7 Pro Forma Calculation

    V-1  Firm Qualifications Statement

                                   Exhibit I-1
                              MAP OF OFFICE LOCATIONS


                        [MAP SHOWING OFFICE LOCATIONS OF
                FAIRFIELD SAVINGS BANK, F.S.B. AND COUNTY LINES]

                                   Exhibit I-2
                           Audited Financial Statements
                          Source: Fairfield's Prospectus

[Letterhead of KPMG Peat Marwick LLP]

                          Independent Auditors' Report

The Board of Directors
Fairfield Savings Bank, F.S.B.
Long Grove, Illinois:

We have audited the accompanying statements of financial condition of Fairfield Savings Bank, F.S.B. (Savings Bank) as of July 31, 1996 and 1995, and the related statements of earnings, retained earnings, and cash flows for each of the years in the three-year period ended July 31, 1996. These financial statements are the responsibility of the Savings Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in notes 1 and 8 to the financial statements, the Savings Bank adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in 1994.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairfield Savings Bank, F.S.B. as of July 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 1996, in conformity with generally accepted accounting principles.

                                         KPMG Peat Marwick LLP


August 16, 1996
Chicago, Illinois

FAIRFIELD SAVINGS BANK, F.S.B

Statement of Financial Condition

July 31, 1996 and 1995

================================================================================
                                Assets                    1996          1995
--------------------------------------------------------------------------------
Cash and due from banks                              $   2,568,612     2,088,202
Interest-earning deposits                                2,040,308     6,956,242
Mortgage-backed securities held-to-maturity (note 2 44,133,079 111,282,775 Mortgage-backed securities available-for-sale,
  at fair value (note 2)                                58,277,886          --
Loans receivable, net (note 3)                          79,143,572    70,984,459
Accrued interest receivable (note 4)                       963,823       943,126
Investment in real estate held for sale and
  development                                              262,259       262,259
Real estate owned                                             --         167,802
Stock in Federal Home Loan Bank of Chicago, at cost      2,045,000     2,264,300
Office properties and equipment, net (note 5)            4,801,007     4,993,182
Prepaid expenses and other assets                          388,891       308,757
--------------------------------------------------------------------------------
Total assets                                         $ 194,624,437   200,251,104
================================================================================
                       Liabilities and Retained Earnings
--------------------------------------------------------------------------------
Savings deposits (note 6)                              137,176,770   148,349,978
Borrowed money (note 7)                                 39,900,000    32,300,000
Advance payments by borrowers for taxes and
  insurance                                              1,800,216     2,317,015
Accrued interest payable and other liabilities           2,167,964     2,861,318
--------------------------------------------------------------------------------
Total liabilities                                      181,044,950   185,828,311

Retained earnings - substantially restricted            14,648,789    14,422,793
Unrealized loss on mortgage-backed securities
    available-for-sale, net of tax                      (1,069,302)       --
--------------------------------------------------------------------------------
Total retained earnings                                 13,579,487    14,422,793
--------------------------------------------------------------------------------
Total liabilities and retained earnings              $ 194,624,437   200,251,104
================================================================================

See accompanying notes to financial statements.

                         FAIRFIELD SAVINGS BANK, F.S.B.
                             STATEMENTS OF EARNINGS

     The following Statements of Earnings of the Bank for each of the years in the three year period ended July 31, 1996 have been audited by KPMG Peat Marwick LLP, independent certified public accountants, whose report thereon appears elsewhere herein. These statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus.

                                                                                For the Year Ended July 31,
                                                                        -------------------------------------------
                                                                            1996           1995           1994
                                                                            ----           ----           ----
Interest income:
   Mortgage-backed securities held-to-maturity ......................   $  2,755,626   $  6,493,643   $  6,020,746
   Mortgage-backed securities available-for-sale ....................      4,088,066           --             --
   Loans receivable .................................................      6,026,328      5,663,087      6,086,876
   Interest-earning deposits ........................................        136,222        296,037        332,361
   FHLB of Chicago stock ............................................        147,302        142,609        128,645
   Investment securities available-for-sale and repurchase agreements           --           78,691        482,897
                                                                        ------------   ------------   ------------
       Total interest income ........................................     13,153,544     12,674,067     13,051,525
                                                                        ------------   ------------   ------------
Interest expense:
   Savings deposits .................................................      5,924,074      5,063,988      4,493,680
   Borrowed money ...................................................      2,525,598      2,268,816      2,429,480
                                                                        ------------   ------------   ------------
       Total interest expense .......................................      8,449,672      7,332,804      6,923,160
                                                                        ------------   ------------   ------------
Net interest income before provision (credit) for loan losses .......      4,703,872      5,341,263      6,128,365
Provision (credit) for loan losses ..................................        137,558           --          (18,000)
                                                                        ------------   ------------   ------------
       Net interest income after provision (credit) for loan losses .      4,566,314      5,341,263      6,146,365
                                                                        ------------   ------------   ------------
Noninterest income:
   Gain on sale of investment securities available-for-sale .........           --             --          615,588
   Gain on sale of real estate held for sale and development ........           --          556,880        574,183
   Service fees .....................................................        212,109        225,733        193,781
   Litigation settlements ...........................................        184,415         51,671           --
   Other ............................................................         88,448         11,449        131,526
                                                                        ------------   ------------   ------------
       Total noninterest income .....................................        484,972        845,733      1,515,078
                                                                        ------------   ------------   ------------
Noninterest expense:
   Compensation and benefits ........................................      2,226,288      2,455,579      2,449,494
   Office occupancy .................................................      1,032,676        951,018        922,842
   Federal deposit insurance premiums ...............................        337,220        325,463        330,878
   Real estate held for development .................................        139,847        237,148        510,549
   Professional services ............................................        359,217        197,151        229,579
   Other ............................................................        613,042        600,082        653,703
                                                                        ------------   ------------   ------------
       Total noninterest expense ....................................      4,708,290      4,766,441      5,097,045
                                                                        ------------   ------------   ------------
Income before income taxes and cumulative effect of change in
  accounting principle ..............................................        342,996      1,420,555      2,564,398
Income tax expense ..................................................        117,000        438,400        894,100
                                                                        ------------   ------------   ------------
Income before cumulative effect of change in accounting principle ...        225,996        982,155      1,670,298
Cumulative effect of change in accounting for income taxes ..........           --             --          439,470
                                                                        ------------   ------------   ------------
        Net income ..................................................   $    225,996   $    982,155   $  2,109,768
                                                                        ============   ============   ============

See accompanying "Notes to Financial Statements" presented elsewhere in this Prospectus.

FAIRFIELD SAVINGS BANK, F.S.B.

Statements of Retained Earnings

Years ended July 31, 1996, 1995, and 1994

===============================================================================================
                                                            Unrealized gain (loss)
                                                                on securities
                                               Retained       available-for-sale,
                                               earnings           net of tax           Total
-----------------------------------------------------------------------------------------------
Balance at July 31, 1993                       $11,330,870         519,957           11,850,827

Net income                                       2,109,768            --              2,109,768

Change in unrealized loss on securities
  available-for-sale, net of tax of $233,600          --          (519,957)            (519,957)
-----------------------------------------------------------------------------------------------
Balance at July 31, 1994                        13,440,638            --             13,440,638

Net income                                         982,155            --                982,155
-----------------------------------------------------------------------------------------------
Balance at July 31, 1995                        14,422,793            --             14,422,793

Net income                                         225,996            --                225,996

Change in unrealized loss on securities
  available-for-sale, net of tax of
  $550,819                                            --        (1,069,302)          (1,069,302)
-----------------------------------------------------------------------------------------------
Balance at July 31, 1996                       $14,648,789      (1,069,302)          13,579,487
===============================================================================================

See accompanying notes to financial statements.

FAIRFIELD SAVINGS BANK, F.S.B.

Statements of Cash Flows Years ended July 31, 1996, 1995 and 1994

=======================================================================================================================
                                                                           1996             1995              1994
-----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net income                                                         $    225,996          982,155        2,109,768
    Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation                                                       404,019          407,599          388,916
         (Benefit) provision for deferred income taxes                      (65,595)          90,263         (126,784)
         Gain on sale of real estate held for sale and development             --           (556,880)        (574,183)
         Gain on sale of investment securities available-for-sale              --               --           (615,588)
         Gain on sale of real estate owned                                  (35,448)            --             (8,491)
         Net amortization of deferred loan fees                              (1,705)        (116,429)        (359,407)
         Net amortization of discounts and premiums                         228,490          195,038          331,338
         Provision (credit) for loan losses                                 137,558             --            (18,000)
         (Increase) decrease in prepaid expenses and other assets           (80,134)         411,417           22,746
         (Increase) decrease in accrued interest receivable                 (20,697)          90,339          278,904
         Decrease in accrued interest payable and other liabilities        (627,759)        (595,430)      (1,106,838)
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                   164,725          908,072          322,381
-----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Net (increase) decrease in loans receivable, net                     (8,296,671)      (2,866,170)      12,241,669
    Purchases of mortgage-backed securities held-to-maturity                   --        (10,305,299)     (83,244,345)
    Purchases of mortgage-backed securities available-for-sale          (10,081,249)            --               --
    Principal repayments on mortgage-backed securities
       held-to-maturity                                                  10,482,665       10,817,987       18,827,663
    Principal repayments on mortgage-backed securities
       available-for-sale                                                 7,174,307             --               --
    Proceeds from sales of investment securities available-for-sale            --               --         14,371,004
    Proceeds from sale of real estate owned                                 203,250             --            151,000
    Purchase of stock in Federal Home Loan Bank of Chicago                 (100,000)         (34,300)        (300,100)
    Proceeds from sale of stock in Federal Home Loan Bank of Chicago        319,300             --               --
    Proceeds from sales of investment in real estate held for sale
       and development                                                         --          1,213,570        1,254,225
    Purchase of office properties and equipment                            (211,844)        (467,537)        (344,434)
-----------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                      (510,242)      (1,641,749)     (37,043,318)
-----------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Net increase (decrease) in savings deposits                         (11,173,208)       6,520,009       10,326,113
    Net increase (decrease) in borrowed money                             7,600,000       (2,000,000)      (2,300,000)
    Increase (decrease) in advance payments by borrowers for
       taxes and insurance                                                 (516,799)           1,752         (412,936)
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                      (4,090,007)       4,521,761        7,613,177
-----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                     (4,435,524)       3,788,084      (29,107,760)

Cash and cash equivalents at beginning of year                            9,044,444        5,256,360       34,364,120
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                               $  4,608,920        9,044,444        5,256,360
=======================================================================================================================
Supplemental disclosures of cash flow information:
    Cash paid during the year for:
       Interest                                                        $  8,391,152        7,352,599        6,852,178
       Income taxes                                                         133,000          485,000          911,877
    Noncash investing activities -
       Transfer of loans to real estate owned                                  --            167,802          142,509
       Transfer of securities to available-for-sale                      56,446,621             --               --
=======================================================================================================================

See accompanying notes to financial statements.

FAIRFIELD SAVINGS BANK, F.S.B.

Notes to Financial Statements

July 31, 1996, 1995, and 1994

================================================================================

(1)  Summary of Significant Accounting Policies

     Fairfield Savings Bank, F.S.B. (Savings Bank) prepares its financial statements on the basis of generally accepted accounting principles. The following is a description of the more significant of those policies which the Savings Bank follows in preparing and presenting its financial statements.

          Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

          Dissolution of Subsidiary


     Effective July 31, 1996, Fairfield Service Corporation was dissolved and its operations were transferred to the Savings Bank.

          Mortgage-backed Securities

     Mortgage-backed securities which the Savings Bank has the positive intent and ability to hold to maturity are carried at amortized cost. All other mortgage-backed securities are designated as available-for-sale, and are carried at fair value. The difference between amortized cost and fair value is reflected as a separate component of retained earnings, net of related tax effects. Unearned premiums and discounts are amortized over the estimated life of the security using the interest method. Gains and losses on the sale of mortgage-backed securities are determined using the specific identification method.

          Investment Securities Available-for-sale

     Investment securities available-for-sale are securities which management may sell in the future. Investment securities available-for-sale are recorded at fair value. The difference between amortized cost and fair value is reflected as a separate component of retained earnings, net of related tax effects. Gains and losses on the sale of securities available-for-sale are determined using the specific identification method.

          Loans Receivable

     Loans receivable are stated at unpaid principal balances less loans in process, deferred loan fees and allowance for loan losses. The Savings Bank defers all loan origination fees and certain direct costs associated with loan originations. Net deferred fees are amortized as yield adjustments over the contractual life of the related loans using the interest method.

     It is the policy of the Savings Bank to provide valuation allowances for estimated losses on loans when any significant and permanent decline in value is identified. Periodic reviews are made to identify potential problems. In addition to specific allowances, the Savings Bank maintains a general allowance for losses on loans. Additions to the allowance for losses on loans are charged to

                                                                     (Continued)

FAIRFIELD SAVINGS BANK, F.S.B.

Notes to Financial Statements

================================================================================

     operations. Also, various regulatory agencies, as an integral part of their examination process, periodically review the Savings Bank's allowance for losses on loans. Such agencies may require the Savings Bank to recognize additions to the allowance based on their judgments using information available to them at the time of their examination. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb foreseeable losses.

     The accrual of interest income is suspended and previously accrued interest income is reversed when a loan is contractually delinquent for 90 days or more and where collection of interest is doubtful. Accrual is resumed when the loan becomes less than 90 days contractually delinquent and collection of interest is probable.

     The Savings Bank adopted Statement of Financial Accounting Standards No. 114, "Accounting By Creditors for Impairment of a Loan," (Statement 114) and No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition Disclosures," (Statement 118), effective August 1, 1995. Statement 114 requires that impaired loans be measured at the present value of expected future cash flows discounted at the loan's effective interest rate, or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Statement 118 eliminates the provisions in Statement 114 that describe how a creditor should report interest income on an impaired loan and allows a creditor to use existing methods to recognize and measure interest income on an impaired loan. Homogeneous loans that are collectively evaluated for impairment, including real estate loans and consumer loans, are excluded from the provisions of Statement 114.

          Depreciation and Amortization

     Depreciation of office properties and equipment and amortization of leasehold improvements are recorded using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives range between 3 and 40 years.

          Deferred Income Taxes

     The Savings Bank adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement 109), effective August 1, 1993 on a prospective basis. The effect of adopting Statement 109 increased earnings by $439,470 and is presented as the cumulative effect of change in accounting for income taxes in the 1994 statement of earnings. The adoption of Statement 109 required a change from the deferred method under Accounting Principles Board Opinion 11 (APB 11) to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.


                                                                     (Continued)

FAIRFIELD SAVINGS BANK, F.S.B.

Notes to Financial Statements

================================================================================

          Cash and Cash Equivalents

     For purposes of reporting cash flows, the Savings Bank considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents also include cash on hand and due from banks.

(2)  Mortgage-backed Securities

     The amortized cost and estimated fair value of mortgage-backed securities held-to-maturity and available-for-sale at July 31 are summarized as follows:

==============================================================================================
                                                                 1996
                                          --------------------------------------------------
                                                          Gross        Gross       Estimated
                                           Amortized     unrealized  unrealized      fair
             Description                     cost          gains       losses        value
----------------------------------------------------------------------------------------------
Held-to-maturity:
  Federal National Mortgage Association   $39,135,520        --       1,940,789    37,194,731
  Federal Home Loan Mortgage
   Corporation                              4,997,559          48        37,641     4,959,966
----------------------------------------------------------------------------------------------
Total held-to-maturity                    $44,133,079          48     1,978,430    42,154,697
==============================================================================================
Available-for-sale:
  Federal National Mortgage Association   $37,454,501       7,504       865,986    36,596,019
  Federal Home Loan Mortgage
   Corporation                             22,443,506       2,788       764,427    21,681,867
----------------------------------------------------------------------------------------------
Total available-for-sale                  $59,898,007      10,292     1,630,413    58,277,886
==============================================================================================
                                                                 1995
                                          --------------------------------------------------
                                                          Gross        Gross       Estimated
                                           Amortized     unrealized  unrealized      fair
             Description                     cost          gains       losses        value
----------------------------------------------------------------------------------------------
Held-to-maturity:
Federal National Mortgage Association     $ 78,831,004    309,275     2,023,108     77,117,171
Federal Home Loan Mortgage
   Corporation                              32,451,771     39,955       491,959     31,999,767
----------------------------------------------------------------------------------------------
                                          $111,282,775    349,230     2,515,067    109,116,938
==============================================================================================

     There were no sales of mortgage-backed securities during 1996, 1995, and 1994.


                                                                     (Continued)

FAIRFIELD SAVINGS BANK, F.S.B.

Notes to Financial Statements

================================================================================

     In 1995, the Financial Accounting Standards Board (FASB) issued a special report allowing the transfer of securities from held-to-maturity to the available-for-sale classification during the period from November 15, 1995 to December 31, 1995, with no recognition of any related unrealized gain or loss in current earnings. On December 31, 1995 mortgage-backed securities held to maturity with an amortized cost of approximately $56,447,000 were transferred to the available-for-sale classification. The gross unrealized gain related to the transferred securities was approximately $609,000.

     Mortgage-backed securities with an amortized cost of approximately $423,000 and $640,000, have been pledged to secure certain savings deposits of local municipal agencies as of July 31, 1996 and 1995, respectively.

(3)  Loans Receivable

     Loans receivable at July 31 are summarized as follows:

================================================================================
                                                       1996            1995
--------------------------------------------------------------------------------
Real estate loans:
   Mortgage loans:
      One to four family residential               $ 76,324,314      68,080,553
      Multi-family                                      978,572       1,034,773
      Commercial                                        410,951         440,825
      Land, construction, and development loans         403,743         166,000
      Home equity                                     1,271,114       1,560,285
--------------------------------------------------------------------------------
                                                     79,388,694      71,282,436

Commercial credit lines                                 150,356         131,261
Consumer loans                                          342,563         357,944
--------------------------------------------------------------------------------
Gross loans receivable                               79,881,613      71,771,641

Less:
   Loans in process                                        --          (110,936)
   Deferred loan fees                                  (438,041)       (510,246)
   Allowance for loan losses                           (300,000)       (166,000)
--------------------------------------------------------------------------------
                                                   $ 79,143,572      70,984,459
================================================================================


                                                                     (Continued)

FAIRFIELD SAVINGS BANK, F.S.B.

Notes to Financial Statements

================================================================================
     Activity in the allowance for loan losses is summarized as follows for the years ended July 31:

================================================================================
                                              1996          1995          1994
--------------------------------------------------------------------------------
Balance at beginning of year               $ 166,000       166,000       184,000
Provision (credit) for loan losses           137,558                   - (18,000
Charge-offs                                   (3,588)         --            --
--------------------------------------------------------------------------------
Balance at end of year                     $ 300,000       166,000       166,000
================================================================================

Loans receivable delinquent three months or more at July 31 are as follows:

================================================================================

                                          Number                   Percentage
                                            of                      of gross
                                          loans     Amount      loans receivable
--------------------------------------------------------------------------------
1996                                        2     $  118,303          .15%
1995                                        1        193,209          .27
1994                                        4        510,872          .74
================================================================================

     The Savings Bank discontinues recognizing interest on loans 90 days and greater delinquent where collection of interest is doubtful. The reduction in interest income associated with loans 90 days and greater delinquent where collection of interest is doubtful was approximately $1,000 and $47,000 for the years ended July 31, 1995 and 1994, respectively. There was no reduction in interest income associated with loans 90 days and greater delinquent where collection of interest is doubtful for the year ended July 31, 1996. Both loans 90 days and greater delinquent at July 31, 1996 continue to accrue interest.

     The Savings Bank adopted Statement 114 and Statement 118 on August 1, 1995. These statements establish procedures for determining the appropriate allowance required for loans deemed impaired. The calculation of allowance levels is based upon the discounted present value of expected future cash flows received from the debtor or the fair value of the collateral if the loan is collateral dependent. No loans were identified as impaired by the Savings Bank at July 31, 1996. Additionally, no loans were considered impaired during the year ended July 31, 1996.

     The Savings Bank serviced loans for others with principal balances approximating $2,021,000, $2,556,000, and $3,452,000 at July 31, 1996,
     1995, and 1994, respectively. As part of the loan sale agreements to the Federal National Mortgage Association, the Savings Bank is required to repurchase loans which become contractually delinquent. The Savings Bank was not required to repurchase loans during 1996, 1995, and 1994.

     Real estate mortgage loans, aggregating approximately $4,538,000, $6,043,000, and $3,837,000 at July 31, 1996, 1995, and 1994, respectively, have interest rates which adjust based on the movement of various economic indices.


                                                                     (Continued)

FAIRFIELD SAVINGS BANK, F.S.B.

Notes to Financial Statements

================================================================================
(4)  Accrued Interest Receivable

     Accrued interest receivable at July 31 is summarized as follows:

================================================================================
                                                           1996         1995
--------------------------------------------------------------------------------
Loans receivable                                       $   555,626     341,612
Mortgage-backed securities                                 396,569     589,824
Federal Home Loan Bank of Chicago stock                     11,628      11,690
--------------------------------------------------------------------------------
                                                       $   963,823     943,126
================================================================================

(5)  Office Properties and Equipment

     A comparative summary of office properties and equipment at July 31 at cost, less accumulated depreciation and amortization, is as follows:

================================================================================
                                                           1996         1995
--------------------------------------------------------------------------------
Land                                                   $   888,394     810,806
Buildings                                                5,975,757   5,884,990
Furniture, fixtures, and equipment                       4,369,816   4,338,289
--------------------------------------------------------------------------------
                                                        11,233,967  11,034,085
Less accumulated depreciation and amortization           6,432,960   6,040,903
--------------------------------------------------------------------------------
                                                       $ 4,801,007   4,993,182
================================================================================

     Depreciation and amortization expense was $404,019, $407,599, and $388,916 for the years ended July 31, 1996, 1995, and 1994, respectively.


                                                                     (Continued)

FAIRFIELD SAVINGS BANK, F.S.B.

Notes to Financial Statements
================================================================================

(6)  Savings Deposits

     Savings deposits at July 31 are summarized as follows:

==================================================================================================
                                                              1996                   1995
                               Stated or weighted       ------------------     ------------------
                              average interest rate     Amount     Percent     Amount     Percent
===================================================================================================
                                     1996     1995
                                     ----     ----
Noninterest-bearing NOW accounts      - %      - %   $ 4,165,325     3.0%   $  3,799,372    2.6%
NOW accounts                         2.02     2.02     7,310,099     5.3       7,294,210    4.9
Money market demand accounts         3.12     3.16    13,034,800     9.5      14,717,201    9.9
Passbook accounts                    2.50     2.50    41,323,998    30.2      44,241,199   29.8

                                                      65,834,222    48.0      70,051,982   47.2
---------------------------------------------------------------------------------------------------
Certificate accounts                 5.48     5.52    71,342,548    52.0      78,297,996   52.8
---------------------------------------------------------------------------------------------------
                                     4.01%    4.07%  $137,176,770  100.0%   $148,349,978  100.0%
===================================================================================================

                                                            1996                    1995
                                                      ------------------      ------------------
                                                      Amount     Percent      Amount     Percent
---------------------------------------------------------------------------------------------------
Contractual maturity of certificate
  accounts:
    Under 12 months                               $  53,295,390    74.7%    $ 47,545,652   60.7%
    12 to 36 months                                  17,110,166    24.0       28,897,616   36.9
    Over 36 months                                      936,992     1.3        1,854,728    2.4
---------------------------------------------------------------------------------------------------
                                                  $  71,342,548   100.0%    $ 78,297,996  100.0%
===================================================================================================

     The aggregate amount of certificate accounts with a balance of $100,000 or greater was approximately $6,143,000 and $6,401,000 at July 31, 1996 and 1995, respectively.

     Interest expense on savings deposits is summarized as follows for the years ended July 31:

===================================================================================================

                                                           1996          1995          1994
---------------------------------------------------------------------------------------------------
NOW accounts                                           $   146,390       155,549       183,614
Money market demand accounts                               437,098       467,172       519,951
Passbook accounts                                        1,054,003     1,129,942     1,279,945
Certificate accounts                                     4,286,583     3,311,325     2,510,170
---------------------------------------------------------------------------------------------------
                                                       $ 5,924,074     5,063,988     4,493,680
===================================================================================================

                                                                     (Continued)

FAIRFIELD SAVINGS BANK, F.S.B.

Notes to Financial Statements

================================================================================

(7)  Borrowed Money

     Borrowed money at July 31 consisted of the following:

============================================================================================
                                                       Interest
                                                        rate at
                                           Due date     July 31        1996         1995
--------------------------------------------------------------------------------------------
      Advances from the Federal Home
        Loan Bank of Chicago:
                                                 -       6.70%     $ 12,600,000         --
                                            7/31/96      6.60              --      3,000,000
                                            1/16/96      6.50              --      2,000,000
                                            2/20/96      6.85              --      3,000,000
                                            7/26/96      4.96              --      1,000,000
                                            8/20/96      7.05          1,300,000   1,300,000
                                           10/25/96      6.79          4,300,000   4,300,000
                                           11/20/96      5.65          4,000,000        --
                                            2/20/97      7.15          7,000,000   7,000,000
                                            7/26/97      5.38          1,000,000   1,000,000
                                            2/20/98      7.30          7,700,000   7,700,000
                                            7/26/98      5.63          1,000,000   1,000,000
                                            7/19/99      6.64          1,000,000   1,000,000
--------------------------------------------------------------------------------------------
                                                                   $  39,900,000  32,300,000
============================================================================================

      Weighted average interest rate                                     6.75%       6.83%
============================================================================================

     The $12,600,000 represents borrowings on an open line of credit which has a floating rate of interest, and for which there is no stated due date. The unused portion on the open line of credit was approximately $6,015,000 at July 31, 1996.

     The Savings Bank has a collateral pledge agreement whereby the Savings Bank has agreed to keep on hand at all times, free of all other pledges, liens, and encumbrances, home mortgages with unpaid principal balances aggregating no less than 167% of the outstanding advances from the Federal Home Loan Bank of Chicago. At July 31, 1996 and 1995, all stock in the Federal Home Loan Bank of Chicago was also pledged as collateral for advances from that bank.

     The Savings Bank at times sells securities under agreements to repurchase which are treated as financings, and the obligation to repurchase securities sold is reflected as a liability in the statements of financial condition. The dollar amount of securities underlying the agreements remains in the asset account and are held in safekeeping. During 1994 there was an agreement for securities sold under agreements to repurchase in the amount of approximately $20,600,000 at a rate of 5.50%. There were no securities sold under agreements to repurchase outstanding at July 31, 1996 and 1995.


                                                                     (Continued)

FAIRFIELD SAVINGS BANK, F.S.B.

Notes to Financial Statements

================================================================================

(8)  Income Taxes

     Income tax expense (benefit) is summarized as follows for the years ended July 31:

================================================================================
                                           1996        1995        1994
--------------------------------------------------------------------------------
Current:
   Federal                             $  182,595    393,137     1,020,884
   State                                     --      (45,000)        --
--------------------------------------------------------------------------------
                                          182,595    348,137     1,020,884
--------------------------------------------------------------------------------
Deferred:
   Federal                                (65,595)    90,263      (126,784)
   State                                     --         --            --
--------------------------------------------------------------------------------
                                          (65,595)    90,263      (126,784)
--------------------------------------------------------------------------------
Total income tax expense               $  117,000    438,400       894,100
================================================================================

     Income tax expense amounted to $117,000, $438,400 and $894,100 in 1996, 1995, and 1994, an effective tax rate of 34.1%, 30.9%, and 34.9%, respectively. The reasons for the difference between the effective income tax rate and the corporate Federal income tax rate of 34% are as follows:

================================================================================
                                           1996        1995        1994
--------------------------------------------------------------------------------
     Federal income tax rate of 34%        34.0%       34.0        34.0
     Other                                   .1        (3.1)         .9

     Effective income tax rate             34.1%       30.9        34.9
================================================================================

     Effective August 1, 1993 the Savings Bank adopted the provisions of Statement 109 prospectively. The cumulative effect of the change in method of accounting for income taxes increased earnings by $439,470 for the year ended July 31, 1994, and is reported separately in the 1994 statement of earnings.

                                                                     (Continued)

FAIRFIELD SAVINGS BANK, F.S.B.

Notes to Financial Statements

================================================================================

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at July 31, 1996 and 1995 are presented below:

================================================================================

                                                            1996        1995
--------------------------------------------------------------------------------
Deferred tax assets:
   Depreciation                                          $   20,172      45,888
   General loan loss allowance                              138,159      68,359
   Accrued bonus                                               --        15,662
   Deferred loss on intercompany sales of real estate       143,822     153,151
   Capitalized interest                                      19,174      19,174
   Illinois net operating loss carryforwards                810,960     888,313
   Unrealized loss on securities available-for-sale         550,819        --
   Other                                                       --         4,991
--------------------------------------------------------------------------------
                                                          1,683,106   1,195,538
   Less valuation allowance                                 747,228     810,757
--------------------------------------------------------------------------------
Total deferred tax assets, net of valuation allowance       935,878     384,781
--------------------------------------------------------------------------------
Deferred tax liabilities:
   Excess of tax bad debt reserve over base year amount     236,361     189,578
   Federal Home Loan Bank stock dividends not currently
     taxable                                                115,227     134,143
   Deferred loan fees                                       329,102     422,020
   Other                                                      6,035       6,301
--------------------------------------------------------------------------------
Total gross deferred tax liabilities                        686,725     752,042
--------------------------------------------------------------------------------
Net deferred tax asset (liability)                       $  249,153    (367,261)
================================================================================

     The Savings Bank has Illinois net operating loss carryforwards in the amount of $11,295,000, which will expire in varying amounts beginning July 31, 1997 through July 31, 2011.

     The valuation allowance for deferred tax assets was $747,228 and $810,757 as of July 31, 1996 and 1995, respectively, resulting in a decrease of $63,529 for the year ended July 31, 1996. The valuation allowance relates to state net operating loss carryforwards and certain deductible temporary differences which may not generate future state tax benefits.

     Retained earnings at July 31, 1996 and 1995 include $6,149,000 for which no provision for Federal income tax has been made. These amounts represent allocations of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then-current federal and state corporate income tax rates.


                                                                     (Continued)

FAIRFIELD SAVINGS BANK, F.S.B.

Notes to Financial Statements

================================================================================

(9)  Employee Benefit Plans

     The Savings Bank has a qualified noncontributory pension plan covering substantially all of its full-time employees over 21 years of age, including part-time employees working over 1,000 hours per year. The Savings Bank's policy is to fund pension costs accrued.

     The following table sets forth the plan's funded status at July 31, 1996 and 1995:

================================================================================
                                                           1996         1995
--------------------------------------------------------------------------------
Actuarial present value of accumulated benefit
   obligations, including vested benefits of $482,990
   in 1996 and $391,206 in 1995                          $ 533,599      432,893
================================================================================
Plan assets at fair value (consisting primarily of
  common stock)                                            611,916      478,061
Less projected benefit obligation for services
   rendered to date                                        644,879      530,610
--------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets      (32,963)     (52,549)

Unrecognized net transition asset at August 1, 1991
   being recognized over 11.65 years                      (109,340)    (126,425)
Unrecognized net loss                                       80,972       70,750
--------------------------------------------------------------------------------
Accrued pension cost                                     $ (61,331)    (108,224)
================================================================================

     Net pension expense for the year ended July 31, 1996, 1995, and 1994 includes the following:

================================================================================

                                                   1996        1995      1994
--------------------------------------------------------------------------------
Service cost-benefits earned during the period   $ 48,802      43,201    38,289
Interest cost on projected benefit obligation      41,757      34,046    27,576
Actuarial return on plan assets                   (54,552)    (67,827)  (10,100)
Net amortization and deferral                       1,294      29,759   (25,248)
--------------------------------------------------------------------------------
Net periodic pension expense                     $ 37,301      39,179    30,517
================================================================================

     The rate of increase in future compensation levels used is determined by the age of the participants. The discount rate used in determining the actuarial present value of the projected benefit obligation was 7.50% at July 31, 1996, 1995, and 1994. The expected long-term rate of return was 8.00% at July 31, 1996, 1995, and 1994.


                                                                     (Continued)

FAIRFIELD SAVINGS BANK, F.S.B.

Notes to Financial Statements

================================================================================

     The Savings Bank also has a contributory profit-sharing plan covering substantially all full-time employees. The Savings Bank makes annual contributions to the plan equal to a percentage of each participant's compensation for the plan year. The contribution was 15% in 1996, 1995, and 1994. Profit-sharing expense was approximately $110,000, $114,000 and $124,000 for the years ended July 31, 1996, 1995, and 1994, respectively.

(10) Management Bonus Program

     The Board of Directors of the Savings Bank adopted an annual and a long-term management bonus program for Senior Management Officers (SMO) during 1995 on a retrospective basis. The individual amounts to be awarded under both the annual and long-term bonus programs were based on the Savings Bank's return on average assets for that year. The retrospective award of approximately $253,000 was accrued for at July 31, 1994 and was distributed during 1995. The accrual for the annual and long-term bonus as of July 31, 1995 was approximately $106,000. During 1996, the long-term SMO was terminated. No accrual was made for the annual bonus at July 31, 1996 as the minimum benchmarks established were not achieved.

(11) Regulatory Capital Compliance

     The Savings Bank is subject to regulatory capital requirements administered by Federal regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Savings Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure adequacy require the Savings Bank to maintain minimum amounts and ratios as set forth below. Management believes, as of July 31, 1996, that the Savings Bank meets all capital adequacy requirements to which it is subject.

     As of July 31, 1996, the most recent notification from the Office of Thrift Supervision categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.


                                                                     (Continued)

FAIRFIELD SAVINGS BANK, F.S.B.

Notes to Financial Statements

================================================================================

     The Savings Bank's actual capital amounts and ratios are as follows as of July 31, 1996:

================================================================================
                                      Actual             For Capital Adequacy
                                ------------------       --------------------
                                Amount       Ratio        Amount        Ratio
--------------------------------------------------------------------------------
Tangible capital             $ 14,386,000     7.35%    $ 2,936,000      1.50%
Core capital                   14,386,000     7.35       5,872,000      3.00
Risk-based capital             14,686,000    21.59       5,441,000      8.00
================================================================================

(12) Credit Concentration and Financial Instruments with Off-Balance Sheet Risk

     The Savings Bank is a party to financial instruments with off-balance sheet risk in the normal course of its business. These instruments are commitments to originate loans and involve credit and interest rate risk in excess of the amount recognized in the statements of financial condition.

     The majority of the Savings Bank's loans are secured by residential real estate in the Chicago metropolitan area. Management believes the Savings Bank has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

     Commitments to originate mortgage loans of approximately $851,000 at July 31, 1996 represent amounts which the Savings Bank plans to fund within the normal commitment period. Commitments to fund available home equity lines of credit of approximately $614,000 at July 31, 1996 represent amounts which the Savings Bank has committed to fund if requested by the borrower within the normal commitment period. Because the creditworthiness of each customer is reviewed prior to extension of credit, the Savings Bank adequately controls its credit risk on these commitments as it does for loans recorded on the statements of financial condition.

(13) Commitments and Contingencies

     The Savings Bank is involved in various legal proceedings incidental to the normal course of business. Although the outcome of such litigation cannot be predicted with any certainty, management is of the opinion, based on the advice of legal counsel, that final disposition of any litigation should not have a material effect on the financial statements of the Savings Bank.

     In connection with the development of the Trails of Olympia Fields (a planned unit development of homesites and commercial land developed by Fairfield and its subsidiary in prior years), the Bank initiated action against a municipality and certain parties involved in the development and for the years ended July 31, 1996 and 1995, the Bank settled two of these claims and received $184,415 and $51,671, respectively.


                                                                     (Continued)

FAIRFIELD SAVINGS BANK, F.S.B.

Notes to Financial Statements

================================================================================

(14) Fair Values of Financial Instruments

     Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments" (Statement 107), requires the disclosure of estimated fair values of all asset, liability, and off-balance sheet financial instruments. Statement 107 defines fair value as the amount at which the instrument could be exchanged in a current transaction between willing parties. Fair value estimates, methods, and assumptions are set forth below for the Savings Bank's financial instruments at July 31.

==========================================================================================
                                              1996                         1995
                                    -----------------------      -----------------------
                                    Carrying      Estimated      Carrying      Estimated
                                     amount      fair value       amount      fair value
------------------------------------------------------------------------------------------
Financial assets:
   Cash and due from banks       $  2,568,612      2,568,612      2,088,202      2,088,202
   Interest-earning deposits        2,040,308      2,040,308      6,956,242      6,956,242
   Mortgage-backed securities     102,410,965    100,432,583    111,872,599    109,706,762
   Loans receivable, net           79,143,572     78,182,029     70,984,459     71,499,742
   Accrued interest receivable        963,823        963,823        943,126        943,126
   Federal Home Loan Bank
     of Chicago stock               2,045,000      2,045,000      2,264,300      2,264,300
------------------------------------------------------------------------------------------
Total financial assets           $189,172,280    186,232,355    195,450,540    193,458,374
==========================================================================================

                                              1996                         1995
                                    -----------------------      -----------------------
                                    Carrying      Estimated      Carrying      Estimated
                                     amount      fair value       amount      fair value
------------------------------------------------------------------------------------------
Financial liabilities:
   Nonmaturing savings deposits  $ 65,834,222     65,834,222     70,051,982     70,051,982
   Savings deposits with
     stated maturities             71,342,548     71,306,373     78,297,996     78,409,575
   Borrowed money                  39,900,000     40,065,320     32,300,000     32,300,000
   Accrued interest payable           351,693        351,693        193,161        193,161

------------------------------------------------------------------------------------------
Total financial liabilities      $177,428,463    177,557,608    180,843,139    180,954,718
==========================================================================================

          Cash and Due from Banks and Interest-Earning Deposits

     The carrying value of cash and due from banks and interest-earning deposits approximates fair value due to the short period of time between origination of the instruments and their expected realization.

          Mortgage-Backed Securities

     The fair value of mortgage-backed securities is estimated based on quoted market prices.


                                                                     (Continued)

FAIRFIELD SAVINGS BANK, F.S.B.

Notes to Financial Statements

================================================================================

          Loans Receivable

     Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type and then further segmented into fixed and variable rate interest terms and by performing and nonperforming categories. The fair value of performing fixed rate loans is calculated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on new loan rates adjusted to reflect differences in servicing and credit costs. For variable rate loans, fair value is estimated to be book value as these loans reprice frequently or have a relatively short term to maturity and there has been little or no change in credit quality since origination. Fair value for nonperforming loans is calculated by discounting estimated future cash flows using a C-rated bond yield with principal and interest assumed paid in 18 months.

          Accrued Interest Receivable

     The carrying amount of accrued interest receivable approximates its fair value due to the relatively short period of time between accrual and expected realization.

          Federal Home Loan Bank of Chicago Stock

     The fair value of this stock is based on its redemption value.

          Savings Deposits

     Under Statement 107, the fair value of savings deposits with no stated maturity, such as noninterest-bearing demand deposits, NOW accounts, money market accounts, and passbook accounts, is equal to the amount payable on demand as of July 31, 1996 and 1995. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

          Borrowed Money

     The fair value of advances from the Federal Home Loan Bank of Chicago is equal to the amount payable on demand as of July 31, 1996 and 1995, due to the variable interest rate on the debt.

          Accrued Interest Payable

     The carrying amount of accrued interest payable approximates its fair value due to the relatively short period of time between accrual and expected realization.

          Limitations

     The fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Savings Bank's financial instruments, fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.


                                                                     (Continued)

FAIRFIELD SAVINGS BANK, F.S.B.

Notes to Financial Statements

================================================================================

     In addition, the fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the mortgage origination operation, deferred taxes, and property, plant, and equipment. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

(15) Conversion to Stock Form of Ownership

     On May 21, 1996, the Board of Directors adopted a Plan of Conversion (Plan) whereby the Savings Bank will convert from a federally chartered mutual savings bank to a federally chartered stock savings bank. The Plan is subject to approval of regulatory authorities and members at a special meeting. The stock of the Savings Bank will be issued to a holding company formed in connection with the conversion. Pursuant to the Plan, shares of capital stock of the holding company are expected to be offered initially for subscription by eligible members of the Savings Bank and certain other persons as of specified dates subject to various subscription priorities as provided in the Plan. The capital stock will be offered at a price to be determined by the Board of Directors based upon an appraisal to be made by an independent appraisal firm. The exact number of shares to be offered will be determined by the Board of Directors in conjunction with the determination of the price at which the shares will be sold. At least the minimum number of shares offered in the conversion must be sold. Any stock not purchased in the subscription offering will be sold in a community offering.

     The Plan provides that when the conversion is completed, a "Liquidation Account" will be established in an amount equal to the retained earnings of the Savings Bank as of the date of the most recent financial statements contained in the final conversion prospectus. The Liquidation Account is established to provide a limited priority claim on the assets of the Savings Bank to qualifying depositors (Eligible Account Holders) who continue to maintain deposits in the Savings Bank after conversion. In the unlikely event of a complete liquidation of the Savings Bank, and only in such an event, each Eligible Account Holder would receive from the Liquidation Account a liquidation distribution based on his proportionate share of the then total remaining qualifying deposits.

     Current regulations allow the Savings Bank to pay dividends on its stock after the conversion if its regulatory capital would not thereby be reduced below the amount then required for the aforementioned Liquidation Account. Also, capital distribution regulations limit the Savings Bank's ability to make capital distributions which include dividends, stock redemptions or repurchases, cash-out mergers, interest payments on certain convertible debt and other transactions charged to the capital account based on their capital level and supervisory condition. Federal regulations also preclude any repurchase of the stock of the Savings Bank or its holding company for three years after conversion except for repurchases of qualifying shares of a director and repurchases pursuant to an offer made on a pro rata basis to all stockholders and with prior approval of the Office of


                                                                     (Continued)

FAIRFIELD SAVINGS BANK, F.S.B.

Notes to Financial Statements

================================================================================

     Thrift Supervision; or pursuant to an open-market stock repurchase program that complies with certain regulatory criteria. The Savings Bank has retained the services of both an underwriting firm and legal counsel for the specific purpose of implementing the Savings Bank's plan of conversion. At July 31, 1996, the Savings Bank had incurred approximately $113,000 in costs relating to these services. These costs have been deferred and, upon conversion, such costs and any additional costs will be charged against the proceeds from the sale of stock. If the conversion is not completed, these deferred costs will be charged to operations.

                           Exhibits I-3 through I-10
                               and Exhibit I-12

Filed in paper format under cover of Form SE pursuant to SEC exemption dated October 15, 1996.

                                   Exhibit I-11
                              Board of Directors and
                              Management Biographical
                                   Information


     The following table sets forth certain information regarding the Board of Directors of the Bank.

                                   Positions Held With     Director     Term
Name                      Age(1)         the Bank          Since       Expires
----                      ------   ----------------------  --------    -------
George M. Briody.......     69     President, Director       1951       1997
F. Gregory Opelka......     68     Executive Vice            1972       1997
                                     President, Director
Maurice F. Leahy.......     66     Director                  1978       1999
Eugene W. Pilawski.....     73     Director                  1990       1998
Joseph J. Nimrod.......     67     Director                  1978       1997
Walter E. Powers, M.D..     68     Director                  1977       1998
William B. O'Connell...     73     Director                  1989       1999

----------
(1)  At July 31, 1996.

Biographical Information

     Positions held by a director or executive officers have been held for at least the past five years unless stated otherwise.

     Directors

     George M. Briody serves as the President and a director of the Bank. Mr. Briody has been involved in the financial institutions industry for more than 40 years and has served as President of the Bank since 1966 and as a director since 1951. He also has served as a director of the Chicago Area Council, the Illinois Savings and Loan League, the FHLB of Chicago, the U.S. League of Savings Institutions, Inc. and Electronic Funds Transfer Corporations I and II. Mr. Briody is currently a member of the Central Savings and Loan Group. He is also a member of the Illinois and Chicago Bar Associations. He is a past president of the Central Savings and Loan Group and the Illinois Savings and Loan League. Mr. Briody and Mr. Opelka are brothers-in-law.

     F. Gregory Opelka serves as the Executive Vice President and a director of the Bank. Mr. Opelka joined the Bank in 1954 and has served as a director since 1972. He is a member of the Appraisal Institute and holds Member, Senior Real Estate Analyst, and Senior Residential Appraiser designations. He is currently a director of the Market Data Center and an appraisal consultant authoring "Appraisal Report," a quarterly article for the America's Community Banker's member magazine. Mr. Opelka and Mr. Briody are brothers-in-law.

                                   Exhibit I-11
                              Board of Directors and
                              Management Biographical
                              Information - continued

     Maurice F. Leahy has been a director of the Bank since 1978. Now retired, he was an account executive for P.M.P. Sales, Inc., a meat and poultry broker. Previously he owned and operated a meat and poultry retail business for more than 25 years.

     Eugene W. Pilawski joined the Bank in 1949. Now retired, he had served as Senior Vice President of the Bank from 1987 to 1992. Prior to this promotion, he served as Vice President and Senior Loan Officer. He was elected to the Board of Directors in September, 1990. Mr. Pilawski is a member of the Chicago Bar Association. Mr. Pilawski and Dr. Powers are brothers.

     Joseph J. Nimrod has been a director of the Bank since 1978. Mr. Nimrod is the owner of Joseph Nimrod Decorating Inc., a painting and paperhanging business. He also serves as an officer and a director of the Painters and Decorators Contractors Association and is Chairman of the Washburn Apprentice School of Painting.

     Walter E. Powers, M.D. has served as a director of the Bank since 1977. Dr. Powers, now retired, was a radiologist-flight surgeon for United Airlines, Inc. from 1973 to 1985. He is a member of the American Medical Association, Illinois State Medical Society, Chicago Medical Society, American College of Radiology, Radiology Society of North America and Illinois Radiology Society. Dr. Powers and Mr. Pilawski are brothers.

     William B. O'Connell has served as a director of the Bank since November, 1989. Immediately prior thereto, Mr. O'Connell served as a Chairman of U.S. League Management Services, Inc. (the "League"), a coordinating organization for the special service projects of the U.S. League of Savings Institutions, Inc. He served as President of the League from 1980 to 1988.

     Executive Officers who are not Directors

     Timothy L. McCue, age 51, has served as the Bank's Vice President, Chief Financial Officer since December 1984. He is a member of the American Institute of Certified Public Accountants and the Illinois CPA Society. Mr. McCue is the Regional District Director for Financial Managers Society.

     Robert Jones, age 53, has served as the Bank's Vice President, Chief Savings Officer since April 1987.

     Michael Cahill, age 42, has served as Vice President, Controller of the Bank since 1986.

     Jerome A. Maher, age 61, became the Bank's Vice President and Chief Lending Officer in September 1996. He served as a Vice President and director of Covenant Mortgage Corporation from March 1994 to September 1996 and as Senior Vice President of Hanover Capital Mortgage Corporation from July 1993 to February 1994. Prior to that, Mr. Maher was an Executive Vice President and director of Labe Federal Savings and Loan Association.

                         Exhibits II-1 through II-5

Filed in paper format under cover of Form SE pursuant to SEC exemption dated October 15, 1996.

                         Exhibits III-1 through III-4

Filed in paper format under cover of Form SE pursuant to SEC exemption dated October 15, 1996.

                         Exhibits IV-1 through IV-7

Filed in paper format under cover of Form SE pursuant to SEC exemption dated October 15, 1996.

                                Exhibit V-1
                      Firm Qualifications Statement



                   [LETTERHEAD OF CAPITAL RESOURCES GROUP, INC.]


                       FIRM QUALIFICATIONS STATEMENT
[caad 214]
THE CAPITAL RESOURCES COMPANIES combine investment banking and diversified financial and management consulting with securities trading and brokerage. CAPITAL RESOURCES GROUP provides a wide variety of consulting and investment banking services to clients throughout the U.S., designed to raise capital and enhance profitability in a highly-competitive, deregulated financial and economic environment. CAPITAL RESOURCES INC. is an NASD member broker-dealer that specializes in initial public offerings through sales of stock to members of organization and others in the community. Capital Resources International focuses on investments in emerging markets. The firm is headquartered in Washington, D.C. with an office in New York City.

SECURITIES ACTIVITIES:

CAPITAL RESOURCES, INC. serves firms, primarily financial institutions, nationally in raising capital in initial public offerings and secondary offerings. The primary areas in which services are provided are as follows:

SUBSCRIPTION AND COMMUNITY STOCK OFFERINGS

CAPITAL RESOURCES' expertise in subscription and community offerings of securities provide a cost effective way for companies to raise capital while promoting future business and cementing customer loyalties. Each offering is specially designed to spark community interest. All sales efforts are managed on-site by Capital Resources' registered principals and representatives. Offerings may include local and regional brokerage firms in a syndicate as well.

STOCK CENTER MANAGEMENT AND STAFF TRAINING

CAPITAL RESOURCES trains your staff and manages all detailed and technical back office operations required for a stock offering. The latest technology is incorporated into our proprietary data processing applications to provide you complete control and information on the offering. Coupled with our comprehensive, personalized training techniques with notebooks and visual presentations, your board of directors, management and employees are fully prepared to deal with the company's customers and their questions during the offering.

MARKET-MAKING

CAPITAL RESOURCES also has an active trading desk that makes markets in NASDAQ stocks, primarily financial institutions. Capital Resources acts as principal in trading activities, and clears transactions through National Financial Services Corporation.

INVESTMENTS

CAPR INVESTMENTS, INC. is a general partner in a variety of limited partnerships designed to invest in financial institutions with high growth and earnings potential.

CORPORATE FINANCE SERVICES:

CAPITAL RESOURCES GROUP, INC. provides services in a number of major areas involving financial strategy and evaluation, including:

STRATEGIC AND FINANCIAL PLANNING
Our consultants work with your management team to develop, evaluate and assist in the implementation of strategic plans; analyze new business lines; perform profitability analysis; prepare financial forecasts for quantitative analysis of business plans; provide computer analysis of operating strategies with different economic scenarios; perform "what if" scenarios; provide pre-offering and post-offering planning assistance.

VALUATION APPRAISALS
Serve as qualified appraisers for mutual institutions converting to stock form of organization; experienced in public underwritings, community offerings and private placements. Serve as qualified appraisers for financial service companies, including mortgage banking companies, insurance agencies, title agencies, real estate brokerage firms, investment advisory firms, commercial banks, and other business enterprises. Perform core deposit valuations and servicing rights appraisals for purchased loan servicing. Capital Resources has performed over 150 appraisals of successful stock conversions.

MERGERS AND ACQUISITIONS
Provide comprehensive merger and acquisition assistance for voluntary mergers, merger-conversions, voluntary supervisory conversions and RTC-assisted mergers/acquisitions; identify and evaluate potential merger/acquisition candidates; perform computerized financial analysis and make appropriate strategic recommendations; prepare regulatory applications and business plans; structure and negotiate bids for financially assisted cases and provide fairness opinions for stock companies. We have been involved in over 200 merger and acquisition cases.

EQUITY RESEARCH
Perform equity research on publicly-traded thrifts and thrift holding companies. Provide analysis of potential company operating performance and project likely stock price trend. Identify under- and/or over-valued situations. Research reports provided to clients on regular basis.

LITIGATION AND SPECIAL STUDIES
Capital Resources' expertise in the field of financial services provides an experienced resource for developing testimony and serving as expert witness. Also, Capital Resources' staff is able to draw upon its unique blend of talents to address broad or narrow issues in the financial services industry in preparing special studies.

ASSET/LIABILITY MANAGEMENT
Perform analysis on market value of portfolio equity and design strategies to improve interest rate risk posture associated with earning assets and costing liabilities; develop and implement plans to restructure loan portfolio.

BRANCH SALE/PURCHASE TRANSACTIONS
Perform analysis for financial institutions to identify offices for sale/purchase; structure financial terms of transaction and perform analysis on impact of sale on both seller and buyer as required by regulators; prepare materials for regulatory application and core deposit valuation.

SENIOR PERSONNEL: CORPORATE FINANCE

DAVID P. ROCHESTER is co-founder, Chairman and Managing Director of the Capital Resources Companies. He leads Capital Resources' strategic planning and corporate finance activities and is a frequent speaker on industry programs in these areas. He has been actively involved in several hundred merger and acquisition situations and initial public offerings. He serves as advisor to boards of directors and senior management. Prior experience includes private consulting with financial institutions and other companies, serving as Visiting Scholar at the Federal Home Loan Bank Board, Senior Economist at the Federal Savings and Loan Insurance Corporation and serving on the faculties of banking and finance graduate programs at several major universities. Dr. Rochester holds a Ph.D. in Banking and Finance from the University of Georgia.

CATHERINE K. ROCHESTER is co-founder and President of the Capital Resources Companies. She oversees the securities trading and marketing activities of Capital Resources, Inc. and holds a principal's designation securities license. Mrs. Rochester has been actively involved in raising capital for the financial institutions industry for the past ten years. Prior to founding Capital Resources, she was Senior Vice President and Chief Financial Officer for a billion dollar plus interstate institution in New York. Her previous experience includes serving as a consultant to the thrift industry. She holds a M.S. in Finance from American University in Washington, D.C.

EDWARD T. LUTZ is Managing Director and heads the firm's activities in the Northeast in our New York City office. His vast experience includes serving as financial and regulatory advisor to financial institutions, boards of directors and senior management in strategic planning, mergers and acquisitions and capital raising activities, including stock conversions. He was formerly New York Regional Director of Supervision of the FDIC. Mr. Lutz holds an M.B.A in Finance from American University in Washington, D.C.

THOMAS J. PARLIMENT is Managing Director and leads the firm's activities in the Midwest from Chicago. He is also owner of Parliment Consulting, which specializes in asset/liability management consulting for thrift institutions. Dr. Parliment is noted throughout the industry for his speeches and articles concerning a wide range of financial and economic issues. He currently serves the faculties of various national and state banking schools. He earned his Ph.D. in Economics at the State University of New York.

MICHAEL B. SEILER is Senior Vice President and heads the firm's appraisal and business planning activities. He was formerly employed with Equitable Bank in Baltimore, Maryland, in the areas of financial planning and analysis. Prior experience also includes service with the Securities and Exchange Commission where Mr. Seiler specialized in the areas of thrift and commercial banking. At the SEC, he had responsibilities for public offering prospectuses and Form 10-K Reports as well as other periodic reports. Mr. Seiler is a Certified Public Accountant and holds an M.B.A. in Finance from the State University of New York at Albany.

RICHARD C. WALLACE, Senior Vice President, is responsible for new business development in the financial institutions sector, primarily thrift mutual-to-stock conversions, mergers and acquisitions, public offerings and private placements. Prior to Capital Resources, Mr. Wallace held executive marketing positions in the financial industry with Everen Securities and GEAC for over ten years, with a focus on savings institutions. Mr. Wallace holds a B.A. in Business Economics from the University of California.

JAMES L. FORD is Vice President and has a broad background with more than 20 years of thrift industry experience including thrift and mortgage banking operations. He was formerly a senior officer of a large mortgage banking company, where he oversaw all areas of the company's operations with special emphasis on finance and loan administration. He also has held senior management positions at a large savings institution. Mr. Ford holds a B.S. in Mathematics from Michigan State University.

CHARLES J. ANTONUCCI, SR. is a Consultant with Capital Resources and has a broad background of experience with financial institutions serving in senior management positions and as a consultant to the industry. He is also President of Bedford Consulting in New York which specializes in real estate and loan consulting services. He holds a B.S. in Business Management from St. John's University.

J. KEVIN MCAULIFFE is Vice President, involved in underwritings, heads institutional brokerage and equity research. Prior experience includes mergers and acquisitions, appraisals, and business plans for thrifts, and employment by a Fortune 500 company as cost analyst for feasibility studies. Mr. McAuliffe holds a B.B.A. in Finance from the University of Kentucky and is a registered general securities principal.

ANGELINA A. BILLON is a Securities Analyst, primarily involved with equity research for the financial institutions industry. Previous experience includes research for the financial institutions division of a prominent Washington, D.C. law firm. She worked at the IFC/World Bank prior to attending Columbia Business School where she earned an M.B.A. in Finance. She received a B.S. in Finance from the University of Delaware.

LOIS P. HANKINS is Senior Associate responsible for corporate marketing, securities compliance and thrift conversion administration. She has over 14 years experience in the financial industry during which time she served as a financial consultant for Merrill Lynch, Shearson Lehman Brother's and Dean Witter Reynolds. Additionally, she has served as the Regional Marketing Manager for a major California banking institution.

HARINDER S. SAWHNEY is Senior Financial Analyst involved in underwritings and securities research. Prior experience includes work as financial consultant, international trade consultant and stockbroker. Harry holds an M.B.A. in Finance from The George Washington University.

ROLAND M. CALVERT is Senior Financial Analyst involved in developing business plans and valuation appraisals and providing financial analysis with the support of financial projection models. He graduated from James Madison University with a B.B.A. degree in Finance and Economics.


SECURITIES DIVISION

J. Kevin McAuliffe     Julian M. Flores              Michael Godby
Vice President         Senior NASDAQ Trader          Senior Associate

Angelina A. Billon     Tony H. Pai                   Jacqueline A. Sprague
Securities Analyst     NASDAQ Trader                 Assistant to Traders

                    ASSOCIATES

         Noel G. Metcalfe                        Timothy M. Nealis
         Elizabeth L. Mulcahy                    Maria J. Chaloux
         Chistopher P. Spagna